Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

between

PROJECT METAL PARENT, LLC,

PROJECT METAL MERGER SUB, INC.

and

MEDALLIA, INC.

Dated July 25, 2021

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3.20	Permits	49
3.21	Compliance with Laws	49
3.22	Legal Proceedings; Orders	50
3.23	Insurance	50
3.24	Related Person Transactions	51
3.25	Brokers	51
3.26	Exclusivity of Representations and Warranties	51

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		52

4.1	Organization; Good Standing	52
4.2	Power; Enforceability	52
4.3	Non-Contravention	53
4.4	Requisite Governmental Approvals	53
4.5	Legal Proceedings; Orders	54
4.6	Ownership of Company Capital Stock	54
4.7	Brokers	54
4.8	No Parent Vote or Approval Required	54
4.9	Guaranty	54
4.10	Financing	54
4.11	Absence of Stockholder and Management Arrangements	56
4.12	Foreign Person	57
4.13	Exclusivity of Representations and Warranties	57

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		58

5.1	Affirmative Obligations	58
5.2	Forbearance Covenants	58
5.3	Solicitation of Acquisition Proposals	62
5.4	No Control of the Other Party’s Business	68

ARTICLE VI ADDITIONAL COVENANTS		69

6.1	Efforts; Required Action and Forbearance	69
6.2	Antitrust Filings	70
6.3	Proxy Statement and Other Required SEC Filings	71
6.4	Company Stockholder Meeting	73
6.5	Financing	74
6.6	Financing Cooperation	77
6.7	Anti-Takeover Laws	80
6.8	Access	80
6.9	Section 16(b) Exemption	81
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	81
6.11	Employee Matters	84
6.12	Obligations of Merger Sub	85
6.13	Notification of Certain Matters	86
6.14	Public Statements and Disclosure	86
6.15	Transaction Litigation	87
6.16	Stock Exchange Delisting; Deregistration	87

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6.17	Additional Agreements	87
6.18	Existing Debt Arrangements	88
6.19	Parent Vote at Merger Sub	88
6.20	Conduct of Business by Parent and Merger Sub	88
6.21	Prohibition on Certain Discussions	88

ARTICLE VII CONDITIONS TO THE MERGER		89

7.1	Conditions to Each Party’s Obligations to Effect the Merger	89
7.2	Conditions to the Obligations of Parent and Merger Sub	89
7.3	Conditions to the Company’s Obligations to Effect the Merger	90
7.4	Frustration of Closing Conditions	91

ARTICLE VIII TERMINATION		91

8.1	Termination	91
8.2	Manner and Notice of Termination; Effect of Termination	93
8.3	Fees and Expenses	94

ARTICLE IX GENERAL PROVISIONS		98

9.1	Survival of Representations, Warranties and Covenants	98
9.2	Notices	98
9.3	Amendment	100
9.4	Extension; Waiver	100
9.5	Assignment	100
9.6	Confidentiality	100
9.7	Entire Agreement	101
9.8	Third Party Beneficiaries	101
9.9	Severability	101
9.10	Remedies	101
9.11	Governing Law	103
9.12	Consent to Jurisdiction	103
9.13	WAIVER OF JURY TRIAL	104
9.14	Counterparts	105
9.15	No Limitation	105
9.16	Non-recourse	105

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AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (this “Agreement”) is dated July 25, 2021, among Project Metal Parent, LLC, a Delaware limited liability company (“Parent”), Project Metal Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Medallia, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the meanings given to them in Article I.

RECITALS

A.    The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (collectively with the other transactions contemplated by this Agreement, the “Merger”) in accordance with the DGCL upon the terms and subject to the conditions set forth in this Agreement; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iii) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders; and (iv) recommended that the Company Stockholders vote in favor of the adoption of this Agreement in accordance with the DGCL.

B.    Each of board of managers of Parent and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations under this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement herein and the board of directors of Merger Sub has declared this Agreement advisable, directed that the adoption of this Agreement be submitted to a vote of Parent in its capacity as Merger Sub’s sole stockholder and resolved to recommend that Parent vote in favor of the adoption of this Agreement in accordance with the DGCL.

C.    Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guaranty (the “Guaranty”) from Thoma Bravo Fund XIV, L.P., a Delaware limited partnership (“Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained in the Guaranty, Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement.

D.    Concurrently with the execution of this Agreement, investment funds affiliated with Sequoia Capital, and the Company’s directors and named executive officers, have entered into voting agreements with Parent and Merger Sub (the “Voting Agreements”), pursuant to which, among other things, such Persons have agreed, on the terms and subject to the conditions set forth in the Voting Agreements, to vote all of such Persons’ shares of Company Common Stock in favor of the adoption of this Agreement and the Merger.

AGREEMENT

The Parties therefore agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1    Certain Definitions. For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

(a)    “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing substantive terms no less restrictive in any material respect to the counterparty than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement), it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal. If the provisions of such confidentiality agreement are less restrictive in any material respect to the counterparty than the terms of the Confidentiality Agreement, then such confidentiality agreement will be deemed to be an Acceptable Confidentiality Agreement if the Company offers to amend the Confidentiality Agreement so as to make the provisions of the Confidentiality Agreement as restrictive in the aggregate as the provisions of such confidentiality agreement.

(b)    “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to the Company, or the Company Board (or any committee thereof) to engage in an Acquisition Transaction.

(c)    “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)    any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person, of securities representing more than 15 percent of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15 percent of the total outstanding voting power of the Company after giving effect to the consummation of such tender offer or exchange offer;

(ii)    any direct or indirect purchase (including by way of a merger, consolidation, business combination, recapitalization, liquidation, dissolution, exclusive license or other transaction) or other acquisition by any Person or Group of assets constituting or accounting for more than 15 percent of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole and measured as of the fiscal year ending January 31, 2021; or

(iii)    any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company (or any of its

Subsidiaries whose business accounts for more than 15 percent of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole) pursuant to which any Person or Group would hold securities representing more than 15 percent of the total outstanding voting power of the Company (or the surviving company) outstanding after giving effect to the consummation of such transaction.

(d)    “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(e)    “Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. Law).

(f)    “Antitrust Law” means, collectively, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(g)    “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of January 31, 2021, set forth in the Company’s Annual Report on Form 10 K filed by the Company with the SEC for the fiscal year ended January 31, 2021.

(h)    “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco is closed.

(i)    “Business IP” means all (i) Intellectual Property used in, or held for use in, or necessary for the operation of the Company and its Subsidiaries’ respective businesses as currently conducted that, in each case, is material to the operation of the business of the Company and its Subsidiaries, taken as a whole, and (ii) Company Intellectual Property.

(j)    “Bylaws” means the bylaws of the Company in effect as of the date of this Agreement.

(k)    “CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and (ii) Division N – Additional Coronavirus Response and Relief of the Consolidated Appropriations Act, 2021 (H.R. 133), in each case, together with all rules and regulations and guidance issued by any Governmental Authority with respect thereto.

(l)    “Capitalization Date” means 5:00 p.m. on July 22, 2021.

(m)    “Capped Call Documentation” means the letter agreements related to call options on Company Common Stock relating to $500,000,000 aggregate principal amount of the Convertible Notes, each dated as of September 15, 2020, and the letter agreements related to call options on Company Common Stock relating to $75,000,000 aggregate principal amount of the Convertible Notes, each dated as of September 16, 2020, entered into by the Company with each of Wells Fargo Bank, National Association, Royal Bank of Canada, Citibank, N.A., Bank of America, N.A. and Barclays Bank PLC, in each case, as amended, restated, supplemented, or otherwise modified on or prior to the date hereof.

(n)    “Capped Call Transactions” means the transactions contemplated by the Capped Call Documentation.

(o)    “Certificate of Merger” means the certificate of merger, in customary form, relating to the Merger.

(p)    “Charter” means the Amended and Restated Certificate of Incorporation of the Company in effect as of the date of this Agreement.

(q)    “Chosen Courts” means the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction (but only in such event), the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then any Delaware state court).

(r)    “Code” means the Internal Revenue Code of 1986.

(s)    “Company Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, bonus, stock option, stock purchase or other equity-based award (including but not limited to the Company Equity-Based Awards and the Company Options), performance award, incentive compensation, profit sharing, savings, retirement, disability, life insurance, health or medical benefits, employee assistance program, sick leave, vacation, deferred compensation, severance, termination pay, post-employment or retirement benefits, retention, stay bonus, change of control compensation, and other fringe, welfare or other employee benefit or remuneration of any kind, whether or not in writing, whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA which is sponsored, maintained or contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate for the benefit of any Service Provider, or with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has or could reasonably expect to have any liability or obligation, contingent or otherwise.

(t)    “Company Board” means the Board of Directors of the Company.

(u)    “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(v)    “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(w)    “Company Equity Plans” means the Company Benefit Plans set forth in Section 1.1(w) of the Company Disclosure Letter.

(x)    “Company Equity-Based Award” means each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted pursuant to the Company Equity Plans or Company Benefit Plans (including performance shares, performance-based units, market stock units, stock appreciation rights, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents, but not including any 401(k) plan of the Company), other than Company Options and purchase rights under the ESPP. For the avoidance of doubt and notwithstanding the terms of any restricted stock unit award agreement, all restricted stock units covering shares of Company Common Stock, whether vested or unvested and whether subject to time-based vesting conditions or performance-based vesting conditions, will be treated as Company Equity-Based Awards for all purposes of this Section 1.1(x) and will be subject to the treatment provided pursuant to Section 2.8(a) to the extent outstanding as of immediately prior to the Effective Time.

(y)    “Company Financial Advisor” means Morgan Stanley & Co. LLC.

(z)    “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(aa)    “Company Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (A) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (B) would prevent the consummation by the Company of the Merger prior to the Termination Date. With respect to the foregoing clause (A) and (B), none of the following (by themselves or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i)    changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (except to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(ii)    changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates or credit ratings in the United States or any other country; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world (except, in each case, to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(iii)    changes in conditions in the industries in which the Company and its Subsidiaries conduct business (except to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(iv)    changes in regulatory, legislative or political conditions (including the imposition or adjustment of tariffs) in the United States or any other country or region in the world (except to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other companies of similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(v)    any geopolitical conditions, outbreak of hostilities, civil unrest, civil disobedience, acts of war, sabotage, cyberattack, cybercrime, terrorism or military actions (including any escalation or worsening of any of the foregoing) in the United States or any other country or region in the world, including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war (except to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other companies of similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vi)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, or other force majeure events in the United States or any other country or region in the world (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities) (except to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other companies of similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vii)    pandemics (including the COVID-19 pandemic), epidemics, contagious disease outbreaks or other comparable events (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities (including COVID-19 Measures));

(viii)    any Effect with respect to COVID-19 or any COVID-19 Measures;

(ix)    any Effect resulting from the public announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, partners, vendors, Governmental Authorities or any other third Person;

(x)    the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement;

(xi)    any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing (including by email) following the date of this Agreement;

(xii)    changes or proposed changes in GAAP or other accounting standards or Law (or the enforcement or interpretation of any of the foregoing), changes in the regulatory accounting requirements applicable to any industry in which the Company and its Subsidiaries operate, or any action taken for the purpose of complying with GAAP or any Law (including any action taken or not taken as required by any Law, Governmental Authority or otherwise to respond to the impact, presence, outbreak or spread of any pandemic (including COVID-19), epidemic, contagious disease outbreaks or other comparable event);

(xiii)    changes in the price or trading volume of the Company Common Stock or Indebtedness of the Company, in each case in and of itself (it being understood that the cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiv)    any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xv)    the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(xvi)    any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Merger; or

(xvii)    the identity of, or any facts or circumstances relating to, Parent or Merger Sub or their respective Affiliates or the respective financing sources of or investors in any of the foregoing.

(bb)     “Company Options” means any options to purchase shares of Company Common Stock outstanding pursuant to any of the Company Equity Plans other than the ESPP.

(cc)    “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(dd)    “Company Registered Intellectual Property” means all of the Company Intellectual Property that is Registered Intellectual Property.

(ee)    “Company Related Parties” means, collectively, (i) the Company and its Subsidiaries; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates.

(ff)    “Company Software” means computer software, the Intellectual Property related to which is Company Intellectual Property.

(gg)    “Company Stockholders” means the holders of shares of Company Capital Stock.

(hh)    “Company Termination Fee” means an amount in cash equal to $191,110,000. However, the Company Termination Fee means an amount in cash equal to $95,550,000 if this Agreement is terminated by the Company pursuant to Section 8.1(h) prior to the No-Shop Period Start Date in order to enter into an Alternative Acquisition Agreement to consummate the transaction contemplated by a Superior Proposal with a Person that is an Excluded Party.

(ii)    “Confidentiality Agreement” means the confidentiality letter agreement, dated April 20, 2021, between the Company and Thoma Bravo, L.P.

(jj)    “Consent” means any consent, approval, clearance, waiver, Permit or order.

(kk)    “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(ll)    “Contract” means any legally binding contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument.

(mm)    “Convertible Notes” means the 0.125% Convertible Senior Notes due in 2025 governed by the Indenture.

(nn)    “COVID-19” means SARS-CoV-2 or COVID-19, and any variants, evolutions or mutations thereof, or any related or associated epidemics, pandemics or disease outbreaks, or any escalation or worsening of any of the foregoing (including any subsequent waves).

(oo)    “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive, guideline, response or recommendation of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and including, in each case, any changes in any such Law, directive, guidance, response or recommendation.

(pp)    “Credit Agreement” means the Credit Agreement, dated as of September 4, 2020, by and among Wells Fargo Bank, National Association, as administrative agent, the Company and the Lenders from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time.

(qq)    “Data Security Requirements” means the following, in each case to the extent relating to the Company’s or any of its Subsidiaries’ Processing of Personal Information or otherwise relating to privacy, data security or protection, or security breach notification and applicable to the Company or any of its Subsidiaries: (i) all applicable Laws, including Laws that govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, treatment, disclosure, or transfer (such activities, collectively, “Process”) of Personal Information; (ii) the Company’s and its Subsidiaries’ external facing rules and policies, including written, past and current privacy policies such as the Company Privacy Policies; (iii) industry standards with which the Company or any of its Subsidiaries has represented compliance to any third party, or has contractually agreed to comply with, including, as applicable, the PCI DSS; and (iv) Contracts to which the Company or any of its Subsidiaries is a party, or otherwise bound (except (A) non-disclosure agreements entered into in the ordinary course of business and (B) other agreements pursuant to which (1) there is not any material Processing of Personal Information or customer data and (2) there is not any Processing of sensitive Personal Information).

(rr)    “D&O Insurance” means the Company’s current directors’ and officers’ liability insurance.

(ss)    “DOJ” means the United States Department of Justice.

(tt)    “DTC” means the Depository Trust Company.

(uu)    “Environmental Law” means all federal, national, state, provincial or local Laws, issued or promulgated by any Governmental Authority, relating to pollution, worker or public health and safety with respect to exposure to Hazardous Substance, and protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

(vv)    “ERISA” means the Employee Retirement Income Security Act of 1974.

(ww)    “ERISA Affiliate” means any Person under common control with the Company or any Subsidiary or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(xx)    “ESPP” means the Company’s Amended and Restated 2019 Employee Stock Purchase Plan.

(yy)    “Exchange Act” means the Securities Exchange Act of 1934.

(zz)    “Excluded Information” means any (i) financial statements of the Company or its Subsidiaries other than the historical financial statements set forth in Section 6.6(a)(iv)(A) and Section 6.6(a)(iv)(B); (ii) description of all or any component of the Debt Financing; (iii) pro forma financial statements or adjustments or projections (including information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments), it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, will be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments; (iv) other information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, any information required by Items 10 through 14 of Form 10-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A); and (v) other information that is not available to the Company without undue effort or expense.

(aaa)    “Excluded Party” means a Person or Group who, prior to the No-Shop Period Start Date, has submitted a written Acquisition Proposal to the Company or one of its Representatives that the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal. However, a Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if such Alternative Acquisition Proposal is withdrawn by such Person, it being understood that a modification of an Acquisition Proposal submitted by a Person or Group will not be deemed to be a withdrawal or termination of an Acquisition Proposal by such Person or Group, but only if the Company Board (or a committee thereof) determines in good faith that such modified Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal.

(bbb)    “FCPA” means the United States Foreign Corrupt Practices Act of 1977.

(ccc)    “Financing Sources” means the Persons that have committed to provide or arrange the debt financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Commitment Letters, the Debt Financing or alternative debt financings in connection with the Merger, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns, it being understood that Parent and Merger Sub will not be Financing Sources for any purposes of this Agreement.

(ddd)    “FTC” means the United States Federal Trade Commission.

(eee)    “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(fff)    “Go-Shop Period” means the period beginning on the date of the Agreement and ending on the No-Shop Period Start Date.

(ggg)    “Governmental Authority” means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission of any governmental authority or other governmental authority or instrumentality, whether domestic, foreign or supranational, or any arbitrator or arbitral body (public or private).

(hhh)    “Group” means a “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons.

(iii)    “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive” (or words with similar meaning), including petroleum and petroleum products.

(jjj)    “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(kkk)    “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection with such borrowed money), or with respect to deposits or advances of any kind to such Person; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property, equipment and software (other than ordinary course trade payables), including any earn-out obligations; (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (v) all obligations arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person of a type descried in clauses (i) through (v); (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); or (viii) reimbursement obligations with respect to letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

(lll)    “Indenture” means the Indenture, dated as of September 18, 2020, between the Company and U.S. Bank National Association, as trustee (as amended or supplemented).

(mmm)    “Intellectual Property” means all rights associated with or arising under any of the following anywhere in the world: (i) patents and applications therefor (“Patents”); (ii) copyrights, copyright registrations and applications therefor and all other corresponding rights in work of authorship (“Copyrights”); (iii) (x) trademarks, trade names, logos, service marks, trade dress, internet domain names and social media accounts, and (y) registrations and applications therefor and corresponding rights in indicia of origin ((x) and (y), “Marks”); (iv) trade secrets rights and corresponding rights in confidential business and technical information and know-how (“Trade Secrets”); and (v) any similar, corresponding or equivalent rights to any of the foregoing.

(nnn)    “Intervening Event” means any Effect, or any material consequence of such Effect, that (i) as of the date of this Agreement was not known or reasonably foreseeable, in each case based on facts known to the Company Board as of the date of this Agreement; and (ii) does not relate to (A) an Acquisition Proposal; or (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (B) may be considered and taken into account).

(ooo)    “IRS” means the United States Internal Revenue Service.

(ppp)    “Knowledge” of a Person, with respect to any matter in question, means, with respect to the Company, the actual knowledge as of the date of this Agreement of the individuals set forth on Section 1.1(ppp) of the Company Disclosure Letter, in each case after reasonable inquiry of their direct reports who would reasonably be expected to have actual knowledge of the matter in question. With respect to matters involving the Company Intellectual Property, Knowledge does not require the Company, or any of its directors, officers or employees, to have conducted or have obtained any freedom to operate opinions or any Patent, Mark or other Intellectual Property clearance searches. If not conducted or obtained, no knowledge of any Patents, Marks or other Intellectual Property of any third Person that would have been revealed by such opinions or searches will be imputed to the Company or any of its directors, officers or employees.

(qqq)    “Law” means any statute, law (including common law), act, code, ordinance, rule, regulation or stock exchange listing requirement of any Governmental Authority.

(rrr)    “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, complaint, audit, inquiry, investigation, arbitration or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(sss)    “Material Contract” means any of the following Contracts (other than a Company Benefit Plan):

(i)    any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii)    the IP Contracts;

(iii)    any Contract (A) containing any covenant materially limiting the right of the Company or any of its Subsidiaries to engage in or compete with any Person in any material line of business or any geographical area, including pursuant to a “most favored nation” or exclusivity provision, (B) provides for any other “exclusivity” requirement in favor of any third party or (C) provides preferential rights or rights of first or last offer or refusal to any third party, except in the case of clause (A)-(C), for (x) any such Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less, or (y) any Contracts, restrictions, requirements and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv)    any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries (whether by merger, sale of stock, sale of assets or otherwise) with a value greater than $10,000,000 after the date of this Agreement other than in the ordinary course of business; or (B) pursuant to which the Company or any of its Subsidiaries will, or has the right to, acquire any ownership interest in any Person (other than any Subsidiary of the Company) after the date of this Agreement;

(v)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $5,000,000 other than (A) accounts receivables and payables in the ordinary course of business, (B) pursuant to the Credit Agreement or the Convertible Notes; (C) loans to Subsidiaries of the Company in the ordinary course of business and (D) extensions of credit to customers in the ordinary course of business;

(vi)    any Contract that involves a joint venture;

(vii)    Company Equity-Based Awards;

(viii)    any Labor Agreement;

(ix)    any Contract that is with (A) each of the ten largest customers of the Company and its Subsidiaries, taken as a whole (the “Material Customers”) and (B) each of the ten largest commercial vendors of the Company and its Subsidiaries, taken as a whole (the “Material Vendors”), in each case by dollar amount for the fiscal year ending January 31, 2021;

(x)    any Contract that is an agreement in settlement of a dispute or Legal Proceeding (including with any Governmental Authority) that imposes material obligations on the Company or any of its Subsidiaries after the date of this Agreement or such Contract that requires the Company or any of its Subsidiaries to pay consideration of more than $2 million after the date of this Agreement;

(xi)    any Contract that obligates the Company or any of its Subsidiaries to make any future capital investment or capital expenditure outside the ordinary course of business and in excess of $10 million;

(xii)    any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or prohibits the pledging of the capital stock of the Company or any of its Subsidiaries; and

(xiii)    any Contract that provides for (A) indemnification of any officer, director or employee by the Company, other than Contracts entered into on substantially the same form as the Company’s standard forms previously made available to Parent; or (B) accelerated vesting in connection with a change of control, including the transactions contemplated hereunder (including as a result of any termination of employment following a change of control, including the transactions contemplated hereunder).“

(ttt)    NYSE” means The New York Stock Exchange.

(uuu)    “Order” means any order, judgment, injunction, ruling, award, decree or writ of any Governmental Authority.

(vvv)    “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has had or would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement.

(www)    “Parent Related Parties” means, collectively, (i) Parent, Merger Sub or the Guarantor; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Financing Sources, Affiliates (other than Parent, Merger Sub or Guarantor), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and Guarantor.

(xxx)    “Parent Termination Fee” means, subject to Section 2.3, an amount in cash equal to $382,220,000.

(yyy)    “Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar pronouncement permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

(zzz)    “Permit” means any permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities.

(aaaa)    “Permitted Lien” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which reserves have been established on the applicable books and records to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar liens or security interests incurred in the ordinary course of business for amounts that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which reserves have been established to the extent required by GAAP; (iii) third Person leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) entered into the ordinary course of business under which there exists no material default; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), in each case that do not, and are not reasonably likely to, adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) zoning, building and other similar codes or restrictions that are not violated in any material respect by the current use or occupancy by the Company or any of its Subsidiaries of the real property subject thereto; (viii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the SEC Reports; (ix) non-exclusive licenses to Company Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business; (x) any other liens that do not secure a liquidated amount or indebtedness for borrowed money, that have been incurred or suffered in the ordinary course of business, and that would not have a Company Material Adverse Effect; (xi) statutory, common law or contractual liens of landlords under real property leases; (xii) liens against the fee interests of the landlord or owner of any Company properties unless caused by the Company or any of its Subsidiaries; (xiii) liens or encumbrances imposed on the underlying fee interest in real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries; and (xiv) liens securing obligations under Indebtedness that will be repaid and terminated in full at the Closing.

(bbbb)    “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(cccc)    “Pre-Closing Period” means the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (i) termination of this Agreement pursuant to Article VIII and (ii) Effective Time.

(dddd)    “Registered Intellectual Property” means all (i) Patents; (ii) registered and applied-for Marks; and (iii) registered Copyrights.

(eeee)    “Related Party” means a Company Related Party or a Parent Related Party, as applicable.

(ffff)    “Representatives” means the Affiliates, directors, officers, employees, consultants, agents, financing sources, representatives and advisors of a Party.

(gggg)    “Sanctioned Country” means any country or region or government thereof that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, and the Crimea region of Ukraine).

(hhhh)    “Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Controls including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (ii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

(iiii)    “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(jjjj)    “SEC” means the United States Securities and Exchange Commission.

(kkkk)    “Securities Act” means the Securities Act of 1933.

(llll)    “Service Provider” means any current or former employee, officer, consultant, independent contractor, or member of the board of directors of the Company or any of its Subsidiaries.

(mmmm)    “Subsidiary” of any Person means (i) a corporation more than 50 percent of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; and (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract).

(nnnn)    “Superior Proposal” means any written Acquisition Proposal on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account (i) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination; and (ii) those factors and matters deemed relevant in good faith by the Company Board (or any committee thereof), which factors may include the

(A) identity of the Person making the proposal; (B) likelihood of consummation in accordance with the terms of such Acquisition Proposal; and (C) legal, financial (including the financing terms), regulatory, timing and other aspects of such Acquisition Proposal). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50 percent.”

(oooo)    “Systems” means the software, hardware, servers, hosting facilities, systems and other information technology infrastructure and assets used or relied on by or for the benefit of the Company or any of its Subsidiaries. Systems shall include the Company Software.

(pppp)    “Tax” means all U.S. federal, state, local, and non-U.S. taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind in the nature of a tax (including escheat and abandoned or unclaimed property), together with all interest, penalties and additions imposed with respect to such amounts, however denominated, whether disputed or not.

(qqqq)     “Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, including any attachments thereto or amendments thereof, filed or required to be filed with any Governmental Authority relating to Taxes.

(rrrr)    “Transaction Documents” means, collectively, the Confidentiality Agreement, the Voting Agreements, the Guaranty, the Financing Letters, the Fee Letters and any other document contemplated by those agreements or any document or instrument delivered in connection with this Agreement or those agreements.

(ssss)    “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries, Affiliates or directors or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement or any Other Required Company Filing.

(tttt)    “Unvested Company Equity-Based Award” means each Company Equity-Based Award that is outstanding as of immediately prior to the Effective Time and that is not a Vested Company Equity-Based Award (which Unvested Company Equity-Based Awards shall include, for the avoidance of doubt, any Company Equity-Based Awards which may vest upon the occurrence of a holder’s qualifying termination of employment following the Effective Time).

(uuuu)     “Unvested Company Option” means each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and that is not a Vested Company Option (which Unvested Company Options shall include, for the avoidance of doubt, any Company Options which may vest upon the occurrence of a holder’s qualifying termination of employment following the Effective Time).

(vvvv)    “Vested Company Equity-Based Award” means a Company Equity-Based Award that is outstanding and vested as of immediately prior to the Effective Time or, in the case of any Company Equity-Based Award that is held by a Company non-employee director, that vests solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Effective Time).

(wwww)    “Vested Company Option” means a Company Option that is outstanding, vested and unexercised as of immediately prior to the Effective Time.

(xxxx)    “Willful Breach” means a breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, cause, result in or constitute a breach.

1.2    Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Alternate Debt Financing	6.5(d)
Alternative Acquisition Agreement	5.3(a)
Certificates	2.9(c)(i)
Clearance Date	6.3(a)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(d)(i)
Company Disclosure Letter	1.4
Company Equity-Based Award Consideration	2.8(a)
Company Liability Limitation	8.3(f)(ii)
Company Performance Awards Company Plans	2.8(a)(ii) 6.11(b)
Company Privacy Policy	3.16(g)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Stockholder Meeting	6.4(a)
Comparable Plans	6.11(b)
Copyrights	1.1(mmm)
Debt Commitment Letters	4.10(a)
Debt Financing	4.10(a)
DGCL	Recitals
Dissenting Company Shares	2.7(c)(i)
DTC Payment	2.9(d)
Effect	1.1(aa)
Effective Time	2.2
Electronic Delivery	9.14

Term	Section Reference
Enforcement Expenses	8.3(e)
Equity Commitment Letter	4.10(a)
Equity Financing	4.10(a)
Event Notice Period	5.3(e)(i)(1)
Exchange Fund	2.9(b)
Existing Confidentiality Agreement	5.3(a)
Fee Letters	4.10(a)
Financing	4.10(a)
Financing Letters	4.10(a)
Guaranty	Recitals
Guarantor	Recitals
Indemnified Persons	6.10(a)
International Employee Plans	3.18(a)
IP Contracts	3.16(d)
Labor Agreements	3.19(a)
Labor Entities	3.19(a)
Lease	3.14(b)
Leased Real Property	3.14(b)
Lookback Date	Article III
Marks	1.1(mmm)
Material Customers	1.1(sss)(ix)
Material Suppliers	1.1(sss)(ix)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
New Debt Commitment Letters	6.5(d)
New Plans	6.11(c)
No-Shop Period Start Date	5.3(a)
Non-Cooperation Notice	6.6(b)
Notice Period	5.3(e)(ii)(3)
October Closing Event	2.3
Old Plans	6.11(c)
Option Consideration	2.8(a)
Other Required Company Filing	6.3(e)
Other Required Parent Filing	6.3(f)
Owned Company Shares	2.7(a)(ii)
Parent	Preamble
Parent Liability Limitation	8.3(f)(i)
Party	Preamble
Patents	1.1(mmm)
Payment Agent	2.9(a)
Per Share Price	2.7(a)(iii)
Proxy Statement	6.3(a)
Reimbursement Obligations	6.6(f)
Required Financing Information	6.6(a)(iv)

Term	Section Reference
Requisite Stockholder Approval	3.4
SEC Reports	Article III
Surviving Corporation	2.1
Tail Policy	6.10(c)
Termination Date	8.1(c)
Trade Secrets	1.1(mmm)
Uncertificated Shares	2.9(c)(ii)
Voting Agreements	Recitals
WARN Act	3.19(b)

1.3    Certain Interpretations.

(a)    References to this Agreement. Unless the context of this Agreement otherwise requires, (i) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, that reference is to an Article, Section, Schedule or Exhibit to this Agreement, as applicable, and (ii) references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs.

(b)    Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)    Threats. Unless the context of this Agreement otherwise requires, the word “threat” or “threatened” will be deemed to be immediately followed by the words “in writing.”

(d)    Neither, etc. Not Exclusive. Unless the context of this Agreement otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive. The rule known as the ejusdem generis rule will not apply, and accordingly, general words introduced by the word “other” will not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

(e)    Extent. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(f)    Dollars. When used in this Agreement, references to “$” or “Dollars” are references to United States dollars. All amounts in this Agreement will be paid in Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than Dollars, to the extent applicable, the Dollar equivalent for such costs, fees and expenses will be determined by converting such other currency to Dollars at the foreign exchange rates published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred. If the resulting conversion yields a number that extends beyond two decimal points, it will be rounded to the nearest penny.

(g)    Meaning of Terms. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document. References to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions.

(h)    References to Parties. References to any Person include references to such Person’s successors and permitted assigns, and, in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(i)    References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(j)    Writings. References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

(k)    Legislation; Contracts. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(l)    Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is related to the subject matter of such representation; (ii) such item is otherwise specifically set forth on the balance sheet or financial statements; or (iii) such item is specifically set forth on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(m)    Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(n)    Applicable Time. Unless otherwise indicated, all references to a specific time are to the then-applicable local time in San Francisco, California.

(o)    Calculation of Time Periods. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day; (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(p)    Nature of Days and Months. Whenever this Agreement refers to a number of days, that number will refer to calendar days unless Business Days are specified. Any reference to a “month” means a calendar month.

(q)    Representations Are Not Covenants. Nothing contained in Article III or Article IV may be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 3.26 and Section 4.13 to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(r)    Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, they waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(s)    Summaries. No summary of this Agreement or any Exhibit, Schedule or other document delivered with this Agreement that is prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule or document.

(t)    No Admission. The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained in this Agreement or in the Company Disclosure Letter will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or materiality.

(u)    Nature of Information Disclosed. It is understood and agreed that the (i) specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts (or higher or lower amounts) are or are not material; and (ii) the inclusion of any specific item in the Company Disclosure Letter is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business. In each case, no Party may use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement is or is not material for purposes of this Agreement or whether any obligation, item or matter included in the Company Disclosure Letter is or is not material for purposes of this Agreement or is within or outside of the ordinary course of business.

(v)    No Reliance by Others on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of facts or circumstances as of the date of this Agreement or as of any other date.

(w)    Made Available. The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to documents or other information means that such documents or information have been physically or electronically delivered to the relevant Party prior to the date of this Agreement, including by being (i) posted to the virtual data room managed by the Company in connection with the Merger at least two hours prior to the execution of this Agreement or (ii) filed with or furnished to the SEC and available on EDGAR at least one day prior to the date of this Agreement.

(x)    Ordinary Course. References to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of the Company and its Subsidiaries that is materially consistent with past practice.

1.4    Company Disclosure Letter. The information set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) is disclosed under separate Section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information set forth in each Section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties or covenants of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations, warranties or covenants of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations, warranties or covenants is reasonably apparent on the face of such disclosure.

ARTICLE II

THE MERGER

2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will cease; and (c) the Company will continue as the surviving corporation of the Merger and a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation.”

2.2    The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger in accordance with the DGCL, the “Effective Time”).

2.3    The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m. at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California 94304 (or remotely via the electronic exchange of documents), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the second Business Day after the satisfaction or waiver (to the extent permitted under this Agreement) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted under this Agreement) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. Notwithstanding the prior sentence, if, on or prior to October 27, 2021, all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (an “October Closing Event”), then Parent may delay the Closing until November 1, 2021 (to do so Parent shall have provided to the Company written notice of its request to so delay the Closing no later than 48 hours following the closing of the polls at the Company Stockholder Meeting). If there occurs an October Closing Event and Parent and Merger Sub fail to consummate the Merger when required to do pursuant to this Section 2.3, the Parties agree that after November 1, 2021, the Parent Termination Fee will be deemed to be an amount in cash equal to $445,920,000. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4    Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5    Certificate of Incorporation and Bylaws.

(a)    Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.10(a), the Charter will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation, except that at the Effective Time the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “Medallia, Inc.”

(b)    Bylaws. At the Effective Time, subject to the provisions of Section 6.10(a), the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6    Directors and Officers of the Surviving Corporation.

(a)    Directors. The Parties will take all necessary actions so that the directors of Merger Sub as of immediately prior to the Effective Time are the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until their resignation or removal.

(b)    Officers. The Parties will take all necessary actions so that the officers of the Company as of immediately prior to the Effective Time are the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed, or until their resignation or removal.

2.7    Effect on Capital Stock.

(a)    Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i)    each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii)    each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor; and

(iii)    each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $34.00, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11).

(b)    Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c)    Statutory Rights of Appraisal.

(i)    Dissenting Company Shares. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who have (A) neither voted in favor of the adoption of this Agreement nor consented thereto in writing and (B) properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7. Such Company Stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who have failed to perfect or who have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.9.

(ii)    Notification of Parent of Demands for Appraisal. The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares. For purposes of this Section 2.7(c)(ii), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected) and may offer comments or suggestions with respect to such demands, but Parent will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.8    Equity Awards.

(a)    Company Equity-Based Awards. At the Effective Time, each Company Equity-Based Award outstanding as of immediately prior to the Effective Time shall be treated as follows:

(i)     Vested Company Equity-Based Awards. Each Vested Company Equity-Based Award shall be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the amount of the Per Share Price by (ii) the total number of shares of Company Common Stock subject to such Vested Company Equity-Based Award immediately prior to the Effective Time (the “Vested Company Equity-Based Award Consideration”). The payment of the Vested Company Equity-Based Award Consideration will be subject to withholding for all required Taxes.

(ii)    Unvested Company Equity-Based Awards. Each Unvested Company Equity-Based Award shall be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the amount of the Per Share Price by (ii) the total number of shares of Company Common Stock subject to such Unvested Company Equity-Based Award immediately prior to the Effective Time (the “Cash Replacement Company Equity-Based Award Amounts”), which Cash Replacement Company Equity-Based Award Amounts will, subject to the holder’s continued service with the Parent and its Representatives through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Equity-Based Awards for which such Cash Replacement Equity-Based Award Amounts were exchanged would have vested pursuant to its terms (including, for the avoidance of doubt, pursuant to any Company Benefit Plan; provided that, with respect to any Company Equity-Based Award subject to performance vesting based on the achievement of performance metrics (each a “Company Performance Award”) that remains outstanding and subject to such performance vesting conditions as of immediately prior to the Effective Time, the performance metrics of such Company Performance Award will be deemed achieved at the applicable level of achievement set forth on Schedule 2.8(a)(ii) of the Company Disclosure Letter, and the corresponding Cash Replacement Company Equity-Based Award shall be subject to such terms and conditions as set forth in Schedule 2.8(a)(ii). Except as provided in the prior sentence, all Cash Replacement Company Equity-Based Award Amounts will have the same terms and conditions as applied to the Unvested Company Equity-Based Awards for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent or its Representatives are appropriate to conform the administration of the Cash Replacement Company Equity-Based Award Amounts.

(b)    Company Options. At the Effective Time, each Company Option outstanding and unexercised as of immediately prior to the Effective Time shall be treated as follows:

(i)    Vested Company Options. Each Vested Company Option will be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the amount of the Per Share Price (less the exercise price per share attributable to such Vested Company Option) by (ii) the total number of shares of Company Common Stock issuable upon exercise in full of such Vested Company Option as of immediately prior to the Effective Time (the “Vested Company Option Consideration”). Notwithstanding the foregoing, with respect to any Vested Company Options for which the exercise price per share attributable to such Vested Company Options is equal to or greater than the Per Share Price, such Vested Company Options will be cancelled without any cash payment being made in respect thereof. The payment of the Vested Option Consideration will be subject to withholding for all required Taxes.

(ii)    Unvested Company Options. Each Unvested Company Option shall be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the amount of the Per Share Price (less the exercise price per share attributable to such Unvested Company Option) by (ii) the total number of shares of Company Common Stock issuable upon exercise in full of such Unvested Company Option as of immediately prior to the Effective Time (the “Cash Replacement Option Amount”), which Cash Replacement Option Amount will, subject to the holder’s continued service with the Parent and its Representatives through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Option for which such Cash Replacement Option Amounts were exchanged would have vested pursuant to its terms (including, for the avoidance of doubt, pursuant to any Company Benefit Plan). All Cash Replacement Option Amounts will have the same terms and conditions as applied to the award of Unvested Company Options for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent or its Representatives are appropriate to conform the administration of the Cash Replacement Option Amounts. Notwithstanding the foregoing, with respect to any Unvested Company Options for which the exercise price per share attributable to such Unvested Company Options is equal to or greater than the Per Share Price, such Unvested Company Options will be cancelled without any Cash Replacement Option Amount being paid in respect thereof.

(c)    Payment Procedures. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate (i) Vested Company Equity-Based Award Consideration owed to all holders of Vested Company Equity-Based Awards; and (ii) Vested Option Consideration owed to all holders of Vested Company Options. On the Closing Date, the applicable holders of Vested Company Equity-Based Awards and Vested Company Options will receive a payment from the Company or the Surviving Corporation, through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Vested Company Equity-Based Awards or Vested Company Options that are cancelled and converted pursuant to Section 2.8(a)(i) or Section 2.8(b)(i), as applicable. Notwithstanding the foregoing, if any payment owed to a holder of

Vested Company Equity-Based Awards or Vested Company Options pursuant to Section 2.8(a)(i) or Section 2.8(b)(i), as applicable, cannot be made through the Company’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent by overnight courier to such holder promptly following the Closing Date (but in no event more than two Business Days thereafter).

(d)    Necessary Further Actions. The Company will take all action reasonably necessary to effect the cancellation of Company Equity-Based Awards and Company Options as of the Effective Time, to provide for the grant of the Cash Replacement Company Equity-Based Award Amounts and the Cash Replacement Option Amounts, as applicable, and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b 3(e) promulgated under the Exchange Act). Subject to obtaining any required consents from the holders thereof, all Company Equity-Based Awards and all Company Equity Plans will terminate as of the Effective Time.

(e)    Treatment of Employee Stock Purchase Plan. Prior to the Effective Time, the Company will take all actions necessary to, effective upon the consummation of the Merger, (A) cause the offering period or purchase period under the ESPP that is in effect on the date of the Agreement to be the final offering period or purchase period under the ESPP and to be terminated no later than one Business Day prior to the date on which the Effective Time occurs; (B) make any adjustments that may be necessary or advisable to reflect the shortened offering period or purchase period, but otherwise treat such shortened offering period or purchase period as a fully effective and completed offering period or purchase period for all purposes pursuant to the ESPP; (C) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP; and (D) provide that no further offering period or purchase period will commence pursuant to the ESPP upon or after the date of this Agreement. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the ESPP and no further rights shall be granted or exercised under the ESPP thereafter.

2.9    Exchange of Certificates.

(a)    Payment Agent. Prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b)    Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by

Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A 1 or P 1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, then Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any interest or other income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(c)    Exchange and Payment Procedures.

(i)    Certificated Shares. Promptly following the Effective Time (and in any event within one Business Day), Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7, (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates in exchange for the consideration payable in respect thereof pursuant to Section 2.7. Upon surrender to the Payment Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.11) for cancellation, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Payment Agent in accordance with the terms of such materials and instructions, the holder of such Certificate will be entitled to receive in exchange for the number of shares represented by such Certificate (and Parent will cause the Payment Agent to pay and deliver in exchange therefor as promptly as practicable) an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such Certificate by (2) the Per Share Price (less any applicable withholding Taxes payable in respect thereof). The Certificate so surrendered will be cancelled. The Payment Agent will accept Certificates upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of any holder of the Certificates on the amount payable upon the surrender of such Certificates pursuant to this Section 2.9(c)(i). Until so surrendered, the Certificates will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7.

(ii)    Uncertificated Shares. Notwithstanding anything to the contrary in this Agreement, any holder of shares of Company Common Stock held in book-entry form (the “Uncertificated Shares”) will not be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent to receive the consideration payable in respect thereof pursuant to Section 2.7. In lieu thereof, each holder of record (as of immediately prior to the Effective Time) of an Uncertificated Share that immediately prior to the Effective Time represented an outstanding share of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7 will, upon receipt of an “agent’s message” in customary form (it being understood that the holders of Uncertificated Shares will be deemed to have surrendered such Uncertificated Shares upon receipt of an “agent’s message” or such other evidence, if any, as the Payment Agent may reasonably request) at the Effective Time, be entitled to receive (and Parent will cause the Payment Agent to pay and deliver as promptly as practicable) an amount in cash equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (B) the Per Share Price (less any applicable withholding Taxes payable in respect thereof). The Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of any holder of the Uncertificated Shares on the amount payable upon the surrender of such Uncertificated Shares pursuant to this Section 2.9(c)(ii). Until so surrendered, Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7(a).

(d)    DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Payment Agent and DTC with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to the product obtained by multiplying (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time by (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(e)    Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, then the consideration payable pursuant to Section 2.7 may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer

Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the consideration payable with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(f)    Escheat. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a Company Stockholder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Uncertificated Shares have not been surrendered immediately prior to the date on which any cash in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Authority, then any such cash in respect of such Certificate or Uncertificated Share will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(g)    Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7.

2.10    No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares previously representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the consideration payable therefor in accordance with Section 2.7 (or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c)). The consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11    Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12    Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation, or any Subsidiary of Parent, the Company or the Surviving Corporation, will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Laws related to Taxes. To the extent that such amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

2.13    Future Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.14    Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act, on or after July 19, 2019 (the “Lookback Date”) and prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “SEC Reports”); or (b) subject to Section 1.4, as set forth in the Company Disclosure Letter (it being acknowledged and agreed that nothing disclosed in the SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.7 or Section 3.12(a)), the Company represents and warrants to Parent and Merger Sub as follows:

3.1    Organization; Good Standing. The Company (a) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Bylaws, each as amended to date. The Company is not in violation of the Charter or the Bylaws.

3.2    Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement and any Transaction Document to which it is a party; (b) perform its covenants and obligations under this Agreement and any Transaction Document to which it is a party; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement and any Transaction Document to which it is a party by the Company, the performance by the Company of its covenants and obligations hereunder and thereunder, and the consummation of the Merger have each been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement and any Transaction Document to which it is a party by the Company; (ii) the performance by the Company of its covenants and obligations under this Agreement or any Transaction Document to which it is a party; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (collectively, the “Enforceability Limitations”). Except for the Requisite Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its covenants and obligations under this Agreement and the consummation of the transactions contemplated by this Agreement.

3.3    Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)    Company Board Approval. The Company Board has unanimously (i) determined that it is fair to and in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth in this Agreement; (ii) approved, adopted and declared advisable this Agreement and the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iii) directed that adoption of this Agreement and the Merger be submitted to a vote at a meeting of the stockholders of the Company; and (iv) resolved to recommend that the Company Stockholders vote in favor of adoption of this Agreement and approve the Merger in accordance with the DGCL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date of this Agreement.

(b)    Fairness Opinion. The Company Board has received the oral opinion of the Company Financial Advisor, to be confirmed by the delivery of its written opinion dated July 25, 2021, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, and limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Per Share Price to be received by the holders of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) pursuant to this Agreement is fair from a financial point of view to such holders (it being understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

(c)    Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger.

3.4    Requisite Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote to adopt this Agreement (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to consummate the Merger.

3.5    Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations under this Agreement, and the consummation of the Merger do not (a) violate or conflict with any provision of the Charter or the Bylaws or the equivalent organizational or governing documents of any “significant subsidiary” of the Company (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC); (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not have a Company Material Adverse Effect.

3.6    Requisite Governmental Approvals. No Consent, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of the Company in connection with the (a) execution and delivery of this Agreement by the Company; (b) performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger, except (i) the filing of the Certificate of Merger with the

Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws listed on Schedule 7.1(b) of the Company Disclosure Letter; and (iv) such other Consents the failure of which to obtain would not have a Company Material Adverse Effect.

3.7    Company Capitalization.

(a)    Capital Stock. The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Company Common Stock; and (ii) 100,000,000 shares of Company Preferred Stock. As of the Capitalization Date, (A) 160,376,143 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preferred Stock were issued and outstanding; (C) no shares of Company Common Stock were held by the Company as treasury shares; (D) 5,491,151 shares of Company Common Stock reserved for issuance under the ESPP with aggregate contributions as of June 30, 2021, of $5,239,638 received by the Company for the current offering period pursuant to the ESPP; and (E) $575,000,000 aggregate principal amount of Convertible Notes (with a conversion rate as of the date hereof equal to 25.4113 shares of Company Common Stock per $1,000 principal amount, subject to adjustment) were issued and outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights, calls or rights of first refusal or similar rights. Since the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued or granted any Company Securities other than pursuant to the exercise, vesting, or settlement of Company Equity-Based Awards or Company Options granted prior to the date of this Agreement.

(b)    Stock Reservation. As of the Capitalization Date, the Company has reserved 31,752,129 shares of Company Common Stock for issuance pursuant to the Company Equity Plans. As of the Capitalization Date, there were outstanding (i) Company Equity-Based Awards representing the right to receive up to 9,225,395 shares of Company Common Stock (of which 986,618 shares of Company Common Stock were underlying Company Performance Awards (assuming achievement of applicable metrics at target levels of performance) and 1,580,313 shares of Company Common Stock were underlying Company Performance Awards (assuming achievement of applicable metrics at maximum levels of performance)); and (ii) Company Options to acquire 21,387,011 shares of Company Common Stock.

(c)    Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date there were (i) other than the Company Common Stock, no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) other than the Convertible Notes and the Capped Call Transactions, no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) other than the Convertible Notes, no outstanding options, puts, calls, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) other than the Convertible Notes, no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) other than the Company Equity-Based Awards and Company Options, no outstanding shares of restricted stock, restricted stock units, stock options, stock appreciation rights, performance shares, performance stock units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) other than the Convertible Notes and the Capped Call Transactions, no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect. Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations the holders of which have the right to vote (or that are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter.

(d)    No Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8    Subsidiaries.

(a)    Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization and schedule of equityholders of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b)    Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) except for director’s qualifying or similar shares, is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement.

(c)    No Other Interests in Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire or redeem from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(d)    Other Investments. Other than marketable securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person (other than a Subsidiary of the Company).

3.9    Company SEC Reports. Since the Lookback Date, the Company has filed with or furnished to the SEC all forms, reports and documents that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (the “Company SEC Reports”). Each Company SEC Report complied as to form, as of its filing date, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10    Company Financial Statements; Internal Controls; Indebtedness.

(a)    Company Financial Statements. The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows and stockholders’ equity for the periods then ended. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)    Disclosure Controls and Procedures. The Company has established and maintains, and has at all times since the Lookback Date maintained, “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended January 31, 2021, and such assessment concluded that such system was effective. The Company’s independent registered public accounting firm has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of January 31, 2021. Since January 31, 2021, and through the date of this Agreement, to the Knowledge of the Company, no events have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending January 31, 2021, and conclude, after such assessment, that such system was effective. Since the Lookback Date, the principal executive officer and principal financial officer of the Company have each made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c)    Internal Controls. The Company has established and maintains, and at all times since the Lookback Date has maintained, a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Since the Lookback Date, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

(d)    Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, other than Indebtedness not in excess of $5,000,000.

3.11    No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business; or (d) that would not have a Company Material Adverse Effect. Neither the Company nor Subsidiary of the Company is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

3.12    Absence of Certain Changes.

(a)    No Company Material Adverse Effect. Since February 1, 2021, through the date of this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business. Since the date of the Audited Company Balance Sheet through the date of this Agreement, there has not occurred a Company Material Adverse Effect.

(b)    Forbearance. Since February 1, 2021, through the date of this Agreement, the Company has not taken any action that, if taken or proposed to be taken after the date of this Agreement and prior to the Closing Date, would be prohibited by Section 5.2(a), Section 5.2(b), Section 5.2(e), Section 5.2(g), Section 5.2(h), Section 5.2(j), Section 5.2(k) and Section 5.2(l).

3.13    Material Contracts.

(a)    Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement (other than (i) any Material Contracts contemplated by clause (a) of the definition of “Material Contract” and (ii) any Material Contracts which have otherwise been made publicly available pursuant to the SEC Reports), and, a true, correct and complete copy of each Material Contract has been made available to Parent, or has been publicly made available on EDGAR.

(b)    Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, except for such failures to be in full force and effect that would not have a Company Material Adverse Effect. None of the Company, any of its Subsidiaries party thereto nor, to the Knowledge of the Company, any other party thereto, is in breach of or default pursuant to any Material Contract, and no event has occurred that would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not have a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries have received written notice from any other party to a Material Contract that such other party intends to terminate or renegotiate in any material respects the terms of any such Material Contract, except for such notices to terminate or renegotiate that would not have a Company Material Adverse Effect.

3.14    Real Property.

(a)    Owned Real Property. Neither the Company nor any of its Subsidiaries owns or has ever owned any other real property.

(b)    Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property in excess of 50,000 square feet (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications and amendments thereto). Except as would not have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all liens (other than Permitted Liens); (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in breach of or default pursuant to any Lease, nor does there exist a fact or circumstance that, with the passing of time or the giving of notice, would become a breach or default pursuant to any Lease or permit the termination, modification or acceleration of rent under such Lease; (iii) each Lease is legal, valid, binding, enforceable and in full force and effect, except as such enforceability may be limited by the Enforceability Limitations; (iv) the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy any material portion of such Leased Real Property; and (v) the Company has not collaterally assigned or granted any other security interest in such Lease or any interest therein.

3.15    Environmental Matters. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (a) has failed to comply with any Environmental Law; (b) has received any written notice alleging that the Company or any Subsidiary has violated any applicable Environmental Law; (c) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released, disposed of, or owned or operated any property or facility contaminated by any Hazardous Substances so as to give rise to any liability (contingent or otherwise) pursuant to any applicable Environmental Law; (d) has exposed any person to Hazardous Substances so as to give rise to any liability (contingent or otherwise) pursuant to any applicable Environmental Law; or (e) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding that is (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law.

3.16    Intellectual Property.

(a)    Registered Intellectual Property; Proceedings. Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Registered Intellectual Property. As of the date of this Agreement, the Company and its Subsidiaries have maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices, and has used reasonable business judgement in its prosecution, maintenance, and abandonment of Company Registered Intellectual Property. The Company Registered Intellectual Property is subsisting and, to the Knowledge of the Company, not invalid or unenforceable.

(b)    Ownership. The Company and its Subsidiaries solely and exclusively own all right, title, and interest, free and clear of all encumbrances other than Permitted Liens, in and to the material Company Intellectual Property and have sufficient rights to exploit all other Business IP in the manner such Business IP is exploited by the Company or its Subsidiaries as of the date of this Agreement. There are no restrictions on the Company or its Subsidiaries’ right to sell any product or service of the Company or any of its Subsidiaries, or to use, transfer or license any Company Intellectual Property, except for any such prohibitions or restrictions that would not have a Company Material Adverse Effect.

(c)    No Order. No material Company Intellectual Property (including any included in the Company’s current products) is subject to any Legal Proceeding or outstanding order against the Company or any of its Subsidiaries, in effect as of the date of this Agreement, prohibiting or materially restricting the Company or any of its Subsidiaries from using, transferring, or licensing thereof, except for any such prohibitions or restrictions that would not have a Company Material Adverse Effect.

(d)    IP Contracts. Section 3.16(d) of the Company Disclosure Letter sets forth a complete and accurate list of material Contracts in effect as of the date of this Agreement pursuant to which (i) the Company or any of its Subsidiaries has granted a license or other right to a third Person under any material Company Intellectual Property, other than any non-disclosure agreements, non-exclusive licenses granted by the Company to customers in the ordinary course of business or in the ordinary course of business in connection with the provision, support, maintenance, development or sale of any Company product or service; (ii) a third Person has licensed or granted any other right to any Intellectual Property to the Company or any of its Subsidiaries that is material to the operation of the business of the Company or any of its Subsidiaries, taken as a whole, excluding, in each case, any (A) non-disclosure agreements and rights to use feedback; (B) non-exclusive licenses or related services Contracts for commercially available, technology or Intellectual Property that is not material to the Company or any of its Subsidiaries; (C) any licenses to software and materials licensed as open-source, public-source or freeware; (D) Contracts with employees or independent contractors for the assignment of, or license to, any Intellectual Property and (E) non-exclusive licenses authorizing limited use of brand materials or other Intellectual Property that are incidental to the primary purpose of the Contract; or (iii) or any material settlement, co-existence, or covenant not to sue Contract to which the Company or any of its Subsidiaries is a party that materially limits the Company’s rights and ability to exploit the Company Intellectual Property (all such Contracts that are, or are required to be, listed under clauses (i), (ii), or (iii) of this Section 3.16(d), the “IP Contracts”).

(e)    No Infringement. To the Knowledge of the Company, as of the date of this Agreement, none of the Company’s or its Subsidiaries’ products and services or the operation of any of their businesses infringes or misappropriates, or has since the Lookback Date infringed or misappropriated, the Intellectual Property of any third Person, except where such infringement or misappropriation would not have a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Agreement, this Section 3.16(e) and Section 3.16(f) contain the only representations or warranties made by the Company with respect to infringement or misappropriation of Intellectual Property of any third Person.

(f)    No Notice of Infringement. Since the Lookback Date, neither the Company nor any of its Subsidiaries has received written notice from any third Person alleging that the Company’s or any of its Subsidiaries’ products or services or the operation of any of their businesses infringes or misappropriates the Intellectual Property of any third Person in a manner that has or could reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, or challenging the validity or enforceability of any material Company Intellectual Property. Since the Lookback Date, neither the Company nor any of its Subsidiaries has made or asserted any written notice alleging infringement or misappropriation of any Company Intellectual Property or challenging the validity or enforceability of any Intellectual Property.

(g)    Employee Agreements. All of the current and former employees of the Company and its Subsidiaries who have contributed to or participated in the conception or development of any material Company Intellectual Property have entered into proprietary rights agreements with the Company or a Subsidiary in which they have, subject to limitations of Applicable Law, assigned or vested ownership of all their rights in such Intellectual Property to the Company or the Subsidiary and have agreed to maintain the confidentiality of such Intellectual Property. Neither the Company nor any of its Subsidiaries has been a member or promoter of, or contributor to, any industry standards body or similar organization that requires or obligates the Company or any of its Subsidiaries to grant or offer to any third party any license or right to any Company Intellectual Property. The Company and its Subsidiaries have taken reasonable steps to safeguard and maintain the secrecy of any Trade Secrets owned by, or third-party data in the possession or under the control of, the Company or any of its Subsidiaries. Without limiting the foregoing, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has disclosed any such Trade Secrets to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction, and disclosure.

(h)    Source Code Escrow. Neither the Company nor any of its Subsidiaries has disclosed, licensed, made available or delivered to any escrow agent or other Person (any of the source code for any Company Software (except such a Person that is a third-party service provider or other agent obligated in writing to (i) maintain the confidentiality of, and not disclose, such source code and (ii) use such source code only in the provision of services to the Company or any of its Subsidiaries), and, as of the date of this Agreement, no event has occurred that would legally or contractually require the Company or any of its Subsidiaries to do any of the foregoing. Neither this Agreement nor the consummation of the Merger will result in the disclosure, license, making available or delivery to a third party of any source code included in the Company Software (including any release from escrow of any such source code).

(i)    Open Source Software. The Company and its Subsidiaries have not used open source software in any manner that, with respect to any Company Software, (i) requires its disclosure or distribution in source code form; (ii) requires the licensing thereof for the purpose of making derivative works; or (iii) imposes any restriction on the consideration to be charged for the distribution thereof, in each case in a manner that would cause a Company Material Adverse Effect. With respect to any open source software that is used by the Company or any of its Subsidiaries, the Company or the applicable Subsidiary is in compliance with all applicable agreements with respect thereto, except for any such non-compliance that would not have a Company Material Adverse Effect.

(j)    Privacy, Data Protection and Data Security. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) maintains commercially reasonable policies regarding privacy and data protection, as applicable (each, a “Company Privacy Policy”), with respect to their collection, use and disclosure of “personal information” and “personal data” of individuals or any similar term as defined by a Data Security Requirement, including any such data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household (collectively, “Personal Information”); (ii) is in compliance with (A) each applicable Company Privacy Policy and (B) all applicable Laws pertaining to privacy, data protection or information security with respect to the Company’s or any of its Subsidiaries’ collection, use or disclosure of Personal Information and (C) all other Data Security Requirements; and (iii) maintains commercially reasonable policies, and takes commercially reasonable steps, designed to protect Personal Information it collects or otherwise maintains from security breaches resulting in unauthorized access, acquisition and or disclosure. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, the Company and each of its Subsidiaries has not at any time since the Lookback Date, suffered any cyber or security incidents, or breach of any of its Systems resulting in any unauthorized access to, destruction, damage, disclosure, loss, corruption, alteration, or acquisition or disclosure or use of, or other Processing of, any such Personal Information or data, or Trade Secret (including confidential and proprietary information). Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has been subject to any investigations by any Government Authority for violations of any Data Security Requirements, and has not notified, or been required to notify, any Person of a breach or any unauthorized Processing of any Personal Data Processed by or on behalf of the Company or any of its Subsidiaries.

(k)    Information Technology. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries use commercially reasonable methods and precautions designed to protect the confidentiality, integrity and security of the Systems from unauthorized intrusion, breach, use, access, interruption or modification by any Person. To the Knowledge of the Company, the Systems are (i) free from any material defect, bug, viruses, worms, Trojan horses, or such code or programs or malicious code and (ii) are functional and operate and run in a reasonable and efficient business manner except as would not be material to the Company and its Subsidiaries taken as a whole.

3.17    Tax Matters.

(a)    Tax Returns, Payments and Reserves. The Company and each of its Subsidiaries have (i) timely filed (taking into account valid extensions) all income and other material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects; and (ii) timely paid in full all income and other material Taxes that are due and owing (whether or not shown on any Tax Return). The most recent financial statements contained in the Company SEC Reports reflect a reserve in accordance with GAAP for all material Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements.

(b)    No Waivers. Neither the Company nor any of its Subsidiaries has executed or agreed in writing to any waiver, except in connection with any ongoing Tax Examination disclosed on Section 3.17(b) of the Disclosure Schedules, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired, nor is any written request for any such waiver or extension from any Governmental Authority outstanding.

(c)    Withholding Taxes. The Company and each of its Subsidiaries (i) has withheld with respect to their employees and other third Persons all material amounts of United States federal and state income Taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be withheld; and (ii) has timely paid over any amounts so withheld to the appropriate Tax authority.

(d)    No Audits. No audits or other examinations or other proceedings with respect to material Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing and have not been resolved. Within the past five years, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such

Subsidiary, as the case may be, is or may be subject to tax in that jurisdiction. There are no written requests for rulings or determinations in respect of any Tax pending between the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, on the other hand. No deficiencies for any Taxes have been proposed, asserted or assessed in each case, in writing, against the Company or any of its Subsidiaries that are still pending.

(e)    No Spin-offs. During the two years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code.

(f)    No Listed Transactions. Neither the Company nor any of its Subsidiaries has engaged in a listed a “transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(g)    No Tax Agreements. Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation (A) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (B) solely by and among any of the Company and its Subsidiaries; or (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of law; or (iii) has been a member of an Affiliated Group filing a combined, consolidated, unitary or other similar Tax Return (other than an Affiliated Group the common parent of which is the Company).

(h)    No Tax Liens. There are no liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(i)    Income Inclusions. Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (B) closing agreement under Section 7121 of the Code (or any similar provision of Law) entered into prior to the Closing, (C) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of Law) entered into or existing, as applicable, prior to the Closing, (D) installment sale or open transaction disposition made on or prior to the Closing Date, or (E) prepaid amount received or deferred revenue accrued prior to the Closing Date outside of the ordinary course of business. Neither the Company nor any Subsidiary has made any election under Section 965(h) of the Code.

(j)    CARES Act. The Company and its Subsidiaries have (i) to the extent applicable, properly complied with all requirements of applicable Tax Law with respect to any amount of the employer’s share of any “applicable employment taxes” deferred under Section 2302 of the CARES Act, and (ii) not deferred any payroll tax obligations pursuant to any Payroll Tax Executive Order.

3.18    Employee Plans.

(a)    Company Benefit Plans. Section 3.18(a) of the Company Disclosure Letter lists each material Company Benefit Plan. With respect to each material Company Benefit Plan other than an International Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (i) the most recent annual report on Form 5500 required to have been filed with the Department of Labor for each Company Benefit Plan; (ii) the most recent determination letter, if any, from the IRS for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions; (iv) any related trust agreements; and (v) any material notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material compliance or liability issues in respect of any such Company Benefit Plan. With respect to each Company Benefit Plan that is maintained primarily for the benefit of any Service Provider whose primary work location is based outside of the United States (the “International Employee Plans”), to the extent applicable, the Company has made available to Parent true, correct and complete copies of (1) the plan document or a summary of material terms of any material International Employee Plan, (2) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to each material International Employee Plan; and (3) any document comparable to the determination letter referenced pursuant to clause (ii) above issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable tax treatment.

(b)    Absence of Certain Plans. No Company Benefit Plan is, and neither the Company nor any of its ERISA Affiliates has previously maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, or otherwise has any liability or obligation with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); or (iii) a defined benefit pension plan or plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

(c)    Compliance. Except as would not have a Company Material Adverse Effect, each Company Benefit Plan has been established, maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority.

(d)    Company Benefit Plan Legal Proceedings. Except as would not have a Company Material Adverse Effect, there are no Legal Proceedings or other claims pending or, to the Knowledge of the Company, threatened on behalf of, against or related to any Company Benefit Plan, including with respect to the assets of any trust pursuant to any Company Benefit Plan, or the plan sponsor, plan administrator or any fiduciary of any Company Benefit Plan, or with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e)    No Prohibited Transactions. Except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, any of their respective directors, officers, employees or agents or, to the Knowledge of the Company, any other Person has, with respect to any Company Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty that could reasonably be expected to result in the imposition of a penalty or other assessment of liability, including those assessed pursuant to Sections 409 or 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Company Benefit Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

(f)    No Welfare Benefit Plan. No Company Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides, nor does the Company or any of its Subsidiaries have any obligation to provide, post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law.

(g)    Section 280G. Except as would not have a Company Material Adverse Effect, no payment or benefit that will be made by the Company or any ERISA Affiliate will be characterized as a parachute payment within the meaning of Section 280G of the Code or will result in a loss of tax deductions pursuant to Section 280G of the Code. No Company Benefit Plan provides for the gross-up, reimbursement or indemnification of any Taxes, including any Taxes imposed by Section 409A or 4999 of the Code.

(h)    Section 409A. Except as would not have a Company Material Adverse Effect, each Company Benefit Plan has been documented and operated in compliance with, or pursuant to an exemption from, Section 409A of the Code.

(i)    International Employee Plans. Except as would not have a Company Material Adverse Effect, each International Employee Plan has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any applicable Laws. No International Employee Plan has material unfunded liabilities that as of the Effective Time will not be fully accrued for in its financial statements or fully offset by insurance.

3.19    Labor Matters.

(a)    Union Activities. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or other Contract with any labor union, works council or other similar labor organization (collectively, “Labor Agreements”). To the Knowledge of the Company, there are no labor organizing activities with respect to any employees of the Company or any of its Subsidiaries. No Labor Agreement is being negotiated by the Company or any of its Subsidiaries. There is no strike, lockout, work stoppage, slowdown, picketing, or unfair labor practice charge pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries.

(b)    Employment Law Compliance. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are and have been in compliance with all applicable Laws with respect to labor, employment and employment practices (including all applicable Laws regarding wage and hour requirements (including the classification of independent contractors and exempt and non-exempt employees), immigration status (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), discrimination, harassment or retaliation, health and safety, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, employee leave issues, COVID-19, affirmative action, unemployment insurance, labor relations and collective bargaining).

(c)    Sexual Harassment Prevention. The Company and its Subsidiaries have reasonably investigated all allegations of sexual harassment or similar misconduct involving any of their respective current or former officers, executives or supervisory employees. With respect to each such allegation with potential merit, the Company or its Subsidiaries has taken prompt corrective action that is reasonably calculated to prevent further improper action.

3.20    Permits. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries hold, to the extent legally required, all Permits that are required for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries comply with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened in writing, except for such noncompliance, suspensions or cancellations that would not have a Company Material Adverse Effect.

3.21    Compliance with Laws.

(a)    General Compliance. The Company and each of its Subsidiaries is, and since the Lookback Date has been, in compliance with all Laws in all material respects that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, and is not in material default under, or in material violation of, any applicable Law. Neither the Company nor any of its Subsidiaries has received any written communication since the Lookback Date and prior to the date of this Agreement from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in material compliance with or is in material default or material violation of any applicable Laws in all material respects. To the Knowledge of the Company, as of the date of this Agreement, no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not be reasonably likely to have, individually or in the aggregate, a material impact on the Company and its Subsidiaries, taken as a whole.

(b)    Export Controls. Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any of its Subsidiaries (“Company Relevant Persons”), (a) is currently, or has been in the last five (5) years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, or (iv) otherwise in violation of applicable United States or non-U.S. Laws relating to export, reexport, transfer and import controls, trade or economic sanctions, or U.S. anti-boycott Laws (collectively, “Trade Controls”).

(c)    Anti-Bribery Laws. Since the Lookback Date, the Company and each of its Subsidiaries, including each of their respective directors, officers or employees, and, to the Knowledge of the Company, the Company Relevant Persons have not, directly or indirectly, (i) committed a violation of the FCPA or any other U.S. or non-U.S. Laws relating to the prevention of corruption, money laundering, or bribery (“Anti-Bribery Laws”); or (ii) provided, accepted, given, received, offered, promised, or authorized or agreed to give or receive anything of value to or from any “foreign official” (as defined by the FCPA) or other Person to unlawfully obtain or obtain business, direct business to any person, or secure an advantage, in each case that amounted to a violation of Anti-Bribery Laws.

(d)    Anti-Bribery and Trade Controls Compliance. Neither the Company nor any of its Subsidiaries has received from any Governmental Authority or other Person any notice, inquiry, or allegation; made any disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation, in each case, related to Trade Controls or Anti-Bribery Laws.

(e)    Exclusions. No representation or warranty is made in this Section 3.21 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10; (b) compliance with Environmental Law, which is exclusively addressed by Section 3.15; (c) compliance with Laws pertaining to privacy, data protection, data security and personally identifiable information, which is exclusively addressed by Section 3.16; (d) compliance with applicable Tax Laws, which is exclusively addressed by Section 3.17 and Section 3.18 (to the extent related to Taxes)); (e) compliance with ERISA and other applicable Laws relating to employee benefits, which is exclusively addressed by Section 3.17, Section 3.18 and Section 3.19; or (f) compliance with employment or labor law matters, which is exclusively addressed by Section 3.19.

3.22    Legal Proceedings; Orders.

(a)    No Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, as of the date of this Agreement, against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such.

(b)    No Orders. Neither the Company nor any of its Subsidiaries is subject to any material order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.23    Insurance.

(a)    Policies and Programs. Except as would not have a Company Material Adverse Effect, each of the insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect.

(b)    No Cancellation. As of the date of this Agreement, except as would not have a Company Material Adverse Effect, since the Lookback Date, neither the Company nor any of its Subsidiaries have received any written notice regarding any cancellation or invalidation of any such insurance policy other than in connection with ordinary renewals.

3.24    Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.25    Brokers. Except for the Company Financial Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

3.26    Exclusivity of Representations and Warranties.

(a)    No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV:

(i)    None of Parent, Merger Sub or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent or Merger Sub, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)    no Person has been authorized by Parent or Merger Sub, any of their Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to Parent or Merger Sub, their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent or Merger Sub, any of their respective Subsidiaries or any of their Affiliates or Representatives (or any other Person); and

(iii)    the representations and warranties made by Parent or Merger Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and each of Parent and Merger Sub disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)    No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in

Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)    any representation or warranty, express or implied;

(ii)    any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting; or

(iii)    the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1    Organization; Good Standing.

(a)    Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b)    Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub has been formed solely for the purpose of engaging in the Merger and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no material liabilities or obligations other than as contemplated by this Agreement. Parent is the sole record and beneficial stockholder of Merger Sub.

(c)    Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Parent and Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its certificate of incorporation, bylaws or other similar organizational document.

4.2    Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement and any Transaction Document to which it is a party; (b) perform its covenants and obligations under this Agreement and any Transaction Document to which it is a party; and (c) consummate the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations under this Agreement and any

Transaction Document to which it is a party and the consummation of the Merger each have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement and any Transaction Document to which it is a party by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations under this Agreement and any Transaction Document to which it is a party; or (iii) the consummation of the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

4.3    Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations under this Agreement, and the consummation of the Merger do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not have a Parent Material Adverse Effect.

4.4    Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the (a) execution and delivery of this Agreement by each of Parent and Merger Sub; (b) performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws listed on Schedule 7.1(b) of the Company Disclosure Letter; and (iv) such other Consents the failure of which to obtain would have a Parent Material Adverse Effect.

4.5    Legal Proceedings; Orders.

(a)    No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would have a Parent Material Adverse Effect.

(b)    No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would have a Parent Material Adverse Effect.

4.6    Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates (a) has owned any shares of Company Capital Stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the two years prior to the date of this Agreement.

4.7    Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger for which the Company or any of its Subsidiaries would be liable.

4.8    No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger.

4.9    Guaranty. Concurrently with the execution of this Agreement, Guarantor has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and constitutes a legal, valid and binding obligation of Guarantor, enforceable against it in accordance with its terms, except as enforcement may be limited by the Enforceability Limitations. As of the date hereof, No event has occurred that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, constitute a default on the part of Guarantor pursuant to the Guaranty.

4.10    Financing.

(a)    Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) an executed commitment letter, dated as of the date of this Agreement, between Parent and Guarantor (the “Equity Commitment Letter”) pursuant to which Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of funding a portion of the aggregate value of the Merger (the “Equity Financing”); and (ii) executed commitment letters, dated as of the date of this Agreement, among Parent, Merger Sub and the lenders party thereto (the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the “Financing Letters”) pursuant to which the lenders party thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purpose of funding a portion of the aggregate value of the Merger (the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent has also delivered to the

Company a true, correct and complete copy of any fee letter (which may be delivered with the fee amounts and “flex” terms redacted in a customary manner so long as no redaction covers terms that would adversely affect the amount, conditionality, availability or termination of the Debt Financing) in connection with the Debt Commitment Letters (collectively, “Fee Letters”). The Equity Commitment Letter provides that (A) the Company is an express third party beneficiary thereof in connection with the Company’s exercise of its rights under Section 9.10(b); (B) subject in all respects to Section 9.10(b), Parent and Guarantor have waived any defenses to the enforceability of such third party beneficiary rights; and (C) Parent and Guarantor will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by Company of such third party beneficiary rights.

(b)    No Amendments. As of the date of this Agreement, (i) the Financing Letters, the Fee Letters and the terms of the Financing have not been amended or modified prior to the date of this Agreement; (ii) no such amendment or modification is contemplated (except in connection with any amendments or modifications to effectuate any “flex” terms contained in the Fee Letters provided as of the date of this Agreement or to add or reallocate commitments among additional institutions or lenders (and Affiliates in respect thereof) as contemplated by the Debt Commitment Letter); and (iii) the respective commitments contained in the Financing Letters have not been withdrawn, terminated, repudiated or rescinded in any respect, and no such withdrawal, termination, repudiation or rescission is contemplated. There are no other Contracts, agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Letters and any Fee Letters.

(c)    Sufficiency of Financing. The aggregate amounts committed pursuant to the Financing Letters are sufficient (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of “flex” (including original issue discount “flex”) provided under the Financing Letters and the Fee Letters) to (i) make all payments contemplated by this Agreement in connection with the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger); (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest on, and all other indebtedness outstanding pursuant to the Credit Agreement and Convertible Notes; and (iii) pay all fees and expenses, in each case, required to be paid at the Closing by the Company, Parent, Merger Sub or any of their respective Affiliates in connection with the Merger and the Financing.

(d)    Validity; No Contrary Expectation. As of the date of this Agreement, the Financing Letters and the Fee Letters (each in the forms delivered by Parent to the Company) are in full force and effect and constitute the legal, valid and binding obligations of Guarantor, Parent, Merger Sub and, to the knowledge of Parent and Merger Sub, the other parties thereto, as applicable, enforceable against Parent, Merger Sub and the other parties thereto, as applicable, in accordance with their terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. Other than as expressly set forth in the Financing Letters and the Fee Letters, there are no conditions precedent related to the funding of the full proceeds of the Financing (including any “flex” provisions) pursuant to any agreement relating to the Financing to which Guarantor, Parent, Merger Sub or any of their respective Affiliates is a party. As of the date of this Agreement, neither Parent nor, to the knowledge of Parent, any counterparty to the Financing Letters has committed any breach of any of its covenants or other obligations set forth in, or is in default under, any of the Financing Letters. As of the date of this Agreement, to the knowledge of Parent, no event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, (i) constitute or result in a breach or default on the part of any Person under any of the Financing Letters or the Fee Letters; (ii) constitute or result in a failure to satisfy any of the terms or conditions set forth in any of the Financing Letters or the Fee Letters; (iii) make any of the assumptions or any of the statements set forth in the Financing Letters inaccurate in any material respect; or (iv) otherwise result in any portion of the Financing not being available when required pursuant to the terms of the Financing Letters. As of the date of this Agreement, Parent has no reason to believe (both before and after giving effect to any “flex” provisions in the Debt Commitment Letters or the Fee Letters) that (A) it will be unable to satisfy on a timely basis any term or condition of the Financing to be satisfied by it that is within its control; or (B) the full amounts committed pursuant to the Financing Letters will not be available as of the Closing if the terms or conditions contained in the Financing Letters to be satisfied by it are satisfied. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters and the Fee Letters. Other than as set forth in the Financing Letters, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing.

(e)    No Exclusive Arrangements. As of the date of this Agreement, none of the Guarantor, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, other than as set forth in the Financing Letters and the Fee Letters (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Merger; or (ii) prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries in connection with the Merger.

4.11    Absence of Stockholder and Management Arrangements. As of the date of this Agreement, other than this Agreement, the Guaranty, the Voting Agreements and the Confidentiality Agreement, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangement or understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) Person other than Guarantor has agreed to provide, directly or indirectly, an equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.12    Foreign Person. Neither Parent nor Merger Sub is a foreign person within the meaning of title 31 of the Code of Federal Regulations part 800 section 800.224.

4.13    Exclusivity of Representations and Warranties.

(a)    No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any Transaction Document:

(i)    neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)    no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii)    the representations and warranties made by the Company in this Agreement or in any Transaction Document are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)    No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any Transaction Document, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)    any representation or warranty, express or implied;

(ii)    any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including (A) any materials or information made available in the virtual data room hosted by or on behalf of the Company in connection with the Merger; (B) in connection with presentations by or discussions with the Company’s management (whether prior to or after the date of this Agreement); or (C) in any other forum or setting; or

(iii)    the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1    Affirmative Obligations. Except (a) as expressly contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as contemplated by Section 5.2; (d) for any actions taken reasonably and in good faith to respond to any COVID-19 Measures (it being understood that prior to taking any material actions in reliance on this clause (d), the Company will use its reasonable best efforts to provide reasonable advance notice to, and consult, with Parent (if reasonably practicable and legally permissible) prior to taking such actions); (e) as required by applicable Law; or (f) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company will, and will cause each of its Subsidiaries to, (i) use its respective reasonable best efforts to maintain its existence in good standing pursuant to applicable Law; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, use its respective reasonable best efforts to conduct its business and operations in the ordinary course of business; and (iii) use its respective reasonable best efforts to (a) preserve intact its material assets, properties, Contracts and business organizations; (b) keep available the services of its current officers and key employees; and (c) preserve the current relationships with material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with whom the Company or any of its Subsidiaries has business relations, in each case solely to the extent that the Company has not, as of the date of this Agreement, already notified such third Person of its intent to terminate those relationships.

5.2    Forbearance Covenants. Except (A) as set forth in Section 5.1 or 5.2 of the Company Disclosure Letter; (B) for any actions taken reasonably and in good faith to respond to any COVID-19 Measures (it being understood that prior to taking any material actions in reliance on this clause (B), the Company will use its reasonable best efforts to provide reasonable advance notice to, and consult, with Parent (if reasonably practicable and legally permissible) prior to taking such actions); (C) as required by applicable Law; (D) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed); or (E) as expressly contemplated by the terms of this Agreement, during the Pre-Closing Period, the Company will not, and will not permit any of its Subsidiaries, to:

(a)    amend or otherwise change the Charter, the Bylaws or any other similar organizational document of the Company or any of its Subsidiaries;

(b)    propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)    issue, sell, or deliver, or agree or commit to issue, sell or deliver, any Company Securities (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except (i) for the issuance, delivery or sale of shares of Company Common Stock pursuant to Company Equity-Based Awards,

Company Options or Convertible Notes outstanding as of the Capitalization Date or pursuant to the ESPP in accordance with their terms and the terms of this Agreement (including as limited by Section 2.8(e)); (ii) in connection with agreements in effect on the date of this Agreement set forth on Section 5.2(c) of the Company Disclosure Letter; or (iii) as contemplated by Section 5.2(i);

(d)    directly or indirectly acquire, repurchase or redeem any securities, except for (i) with respect to Company Securities pursuant to the terms and conditions of Company Equity-Based Awards, the Capped Call Transactions or Company Options outstanding as of the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement or to otherwise satisfy Tax obligations with respect to awards granted pursuant to Company Equity Plans or pay the exercise price of Company Options, in each case in accordance with the terms of the Company Equity Plans as in effect on the date of this Agreement; or (ii) transactions between the Company and any of its direct or indirect Subsidiaries;

(e)    acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or enter into any joint venture, partnership, limited liability corporation or similar arrangement with any third Person;

(f)    acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property;

(g)    (i) adjust, split, subdivide, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (ii) declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (iii) pledge or encumber any shares of its capital stock or other equity or voting interest; or (iv) modify the terms of any shares of its capital stock or other equity or voting interest;

(h)    (i) incur, assume, suffer or modify the terms of any Indebtedness or issue any debt securities, except (A) for loans or advances between Subsidiaries of the Company or between the Company and Subsidiaries; and (B) pursuant to the Credit Agreement that will be repaid and terminated in full at the Closing or the Convertible Notes; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) extensions of credit to customers; (B) advances to directors, officers and other employees, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto; and (C) for loans or advances between Subsidiaries of the Company or between the Company and its Subsidiaries and capital contributions in wholly owned Subsidiaries of the Company; or (iv) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create or suffer to exist any lien thereon (other than Permitted Liens);

(i)    except (i) in order to comply with applicable Law, (ii) as required pursuant to the existing terms of any Company Benefit Plan in effect on the date of this Agreement and made available to Parent, (iii) as provided in this Agreement or (iv) pursuant to the proposed budget set forth in Section 5.2(i) of the Company Disclosure Letter, (A) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any material Company Benefit Plan, except as appropriate to implement hires not prohibited under clauses (D) and (E) of this subsection; (B) grant to any Service Provider whose total annual base compensation exceeds $300,000 any increase in cash- or equity-based compensation, bonus, incentive or fringe or other benefits (or, in the case of any such person whose annual base cash compensation does not exceed such amount, grant any such increase unless done in the ordinary course of business and consistent with past practice); (C) grant to any Service Provider, any new or increased change in control, retention, deal or stay bonus, severance or termination pay, or materially amend or modify any such arrangement; (D) enter into, terminate or materially amend or modify any employment agreement, offer letter, consulting agreement or arrangement, or change in control, retention, deal or stay bonus, severance or termination agreement with any Service Providers (other than entering into offer letters or consulting agreements with newly-hired non-officer employees or consultants with total annual base compensation equal to or less than $300,000 in the ordinary course of business and consistent with past practice); or (E) terminate any employee of the Company or any of its Subsidiaries with total annual base compensation in excess of $300,000, other than terminations for cause; it being understood that for purposes of this Section 5.2(i), any reference to “total annual compensation” shall not take into account any temporary reductions to total annual compensation due to COVID-19;

(j)    settle, release, waive or compromise any pending or threatened Legal Proceeding, except for the settlement of any Legal Proceedings (i) solely for monetary damages in an amount (1) not in excess of $350,000 or (2) that does not exceed the amount reflected or reserved against in the Audited Company Balance Sheet; or (ii) settled in compliance with Section 6.15;

(k)    except as required by applicable Law or GAAP, (i) other than in the ordinary course of business, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable; or (ii) make any change in any of its accounting principles or practices;

(l)    (i) make or change any material Tax election; (ii) settle or compromise any material Tax claim or assessment; or (iii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment.

(m)    (i) incur, authorize or commit to incur any material capital expenditures other than (A) consistent in all material respects with the capital expenditure budget set forth in Section 5.2(m) of the Company Disclosure Letter; (B) pursuant to obligations imposed by Material Contracts or Leases; or (C) pursuant to agreements in effect prior to the date of this Agreement; (ii) enter into, modify, amend, extend, fail to perform the terms of or terminate any

Contract that if so entered into, modified, amended, extended, failed to be performed or terminated would have a Company Material Adverse Effect; (iii) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (iv) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; (v) effectuate a “plant closing,” “mass layoff” (each as defined in the WARN Act) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee; (vi) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business; or (vii) waive, release, grant, encumber or transfer any right of material value to the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business;

(n)    enter into any Material Contract that is outside the ordinary course of business;

(o)    modify, amend, terminate or assign, or waive or assign any rights under any Material Contract in any material manner, except in the ordinary course of business or pursuant to the Company’s reasonable business judgment;

(p)    negotiate, modify, extend, terminate or enter into any Labor Agreement, or recognize or certify any labor union, works council or other labor organization as the bargaining representative for any employees of the Company or its Subsidiaries;

(q)    waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Service Provider;

(r)    sell, assign, transfer, lease, license (other than a Permitted Lien), abandon, let lapse, cancel, dispose of, or otherwise subject to any Lien (other than Permitted Liens) any material Company Intellectual Property, except for non-exclusive licenses of Intellectual Property entered in the ordinary course of business;

(s)    disclose or abandon any material Trade Secrets except in the ordinary course of business and to the extent not economically desirable to maintain for the conduct of the business of the Company and its Subsidiaries, or disclose, license, make available, or deliver any source code for any Company Software to any Person except to a third-party service provider or other agent obligated in writing to (i) maintain the confidentiality of, and not disclose, such source code; and (ii) use such source code only in the provision of services to the Company or any of its Subsidiaries;

(t)    make any material change to the Company’s or any of its Subsidiaries’ policies or procedures with respect to their Processing of Personal Information, except as required by applicable Law; or

(u)    enter into or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3    Solicitation of Acquisition Proposals.

(a)    Go-Shop Period. Notwithstanding anything to the contrary set forth in this Agreement, during the period commencing with the execution and delivery of this Agreement and continuing until 12:01 a.m. on September 4, 2021 (the “No-Shop Period Start Date”), the Company, its Subsidiaries and their respective Representatives will have the right, acting pursuant to the direction of the Company Board (or a committee thereof), to, directly or indirectly, (i) initiate, solicit, propose, induce or encourage the making, submission or announcement of one or more Acquisition Proposals from any Person or its Representatives, and encourage, facilitate or assist, any proposal, inquiry or offer that would constitute, or would reasonably be expected to lead to, an Acquisition Proposal, including by (A) furnishing to any Person or its Representatives any non-public information relating to the Company or any of its Subsidiaries or by affording to any Person or its Representatives access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company or any of its Subsidiaries, in each case pursuant to one or more Acceptable Confidentiality Agreements; and (B) granting a waiver, amendment or release under any “standstill” or confidentiality agreement to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof); (ii) continue, enter into, participate in or engage in any discussions or negotiations with any Persons or its Representatives with respect to one or more Acquisition Proposals or any other proposals that could lead to an Acquisition Proposal; and (iii) otherwise cooperate with, assist or take any action to facilitate any Acquisition Proposals or any other proposals that could lead to any Acquisition Proposals. The Company will promptly (and in any event within forty eight (48) hours) make available to Parent and its Representatives any non-public information concerning the Company and its Subsidiaries that is provided to any such Person or its Representatives pursuant to this Section 5.3(a) that was not previously made available to Parent. The Company shall give notice to Parent of entering into an Acceptable Confidentiality Agreement (other than an Existing Confidentiality Agreement) within 48 hours after the execution thereof. For the avoidance of doubt, any confidentiality agreement in effect with any Person or Group as of the date of this Agreement (an “Existing Confidentiality Agreement”) will be deemed to be an Acceptable Confidential Agreement without any need for the Company to offer to modify the Confidentiality Agreement as provided in the definition of Acceptable Confidentiality Agreement.

(b)    No Solicitation or Negotiation after the No-Shop Period Start Date. Subject to Section 5.3(c), during the period commencing with the No-Shop Period Start Date and continuing during the remainder of Pre-Closing Period, the Company will, and will cause its Subsidiaries and its and their respective officers and directors, and will instruct and use reasonable best efforts to cause each of its other Representatives to, (A) cease and cause to be terminated any discussions or negotiations with, and terminate any data room access (or other access to diligence) of, any Person (other than any Excluded Party, but only for so long as such Person is and remains an Excluded Party) and its Representatives relating to an Acquisition Transaction that would otherwise be prohibited by this Section 5.3(b); and (B) deliver a written notice to each Person with whom discussions and negotiations are continuing as of the No-Shop Period Start Date (other than any Excluded Party, but only for so long as such Person is and remains an Excluded Party) to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal effective on and from the

No-Shop Period Start Date. Unless the Company has already so requested, promptly following the No-Shop Period Start Date, the Company will request that each Person (other than Parent and its Representatives) that has executed a confidentiality agreement in connection with its consideration of an Acquisition Transaction promptly return or destroy, in accordance with the terms of such confidentiality agreement, all non-public information furnished to such Person by or on behalf of the Company or its Subsidiaries prior to the date of this Agreement. Subject to Section 5.3(b) and Section 5.3(c) during the period commencing with the No-Shop Period Start Date and continuing during the remainder of Pre-Closing Period, the Company and its Subsidiaries, and their respective directors and executive officers, will not, and the Company will not authorize or direct any of its or its Subsidiaries’ employees, consultants or other Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any of their respective designees) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any of their respective designees), in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate, or engage in discussions or negotiations, with any Person with respect to an Acquisition Proposal or with respect to any inquiries from third Persons relating to the making of an Acquisition Proposal (other than only informing such Persons of the provisions contained in this Section 5.3); (iv) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (vi) authorize or commit to do any of the foregoing. Following the No-Shop Period Start Dates, the Company will not be required to enforce, and will be permitted to waive, any provision of any “standstill” or confidentiality agreement to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof) if the Company has determined in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c)    Conduct Related to Certain Proposals. Notwithstanding anything to contrary in this Section 5.3, from the No-Shop Period Start Date until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the Company Financial Advisor), following the execution of an Acceptable Confidentiality Agreement, (i) participate or engage in discussions or negotiations with; (ii) furnish any non-public information relating to the Company or any of its Subsidiaries to; (iii) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to; or (iv) otherwise facilitate the making of a Superior Proposal by, in each case, (A) any Excluded Party or its Representatives or (B) any Person or its

Representatives that has made, renewed or delivered to the Company a written Acquisition Proposal after the No-Shop Period Start Date that was not solicited in material breach of Section 5.3(b), but only in the case of this Clause (B), if the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (1) such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal and (2) the failure to take the actions contemplated by this Section 5.3(c) would be reasonably expected to be inconsistent with its fiduciary duties pursuant to applicable Law. During the Pre-Closing Period, the Company will promptly (and in any event within forty eight (48) hours) make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any such Excluded Party or its Representatives or such Person or its Representatives that was not previously made available to Parent. For the avoidance of doubt, notwithstanding the occurrence of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 5.3(a) with respect to any Excluded Party, including with respect to any amended proposal or offer submitted by an Excluded Party following the No-Shop Period Start Date, and the restrictions in Section 5.3(b) will not apply with respect thereto.

(d)    No Company Board Recommendation Change or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(e), at no time after the date of this Agreement may the Company Board (or a committee thereof):

(i)    (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent (it being understood that it shall be considered a modification adverse to Parent that is material if (1) any Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Company Stockholders within 10 Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act; or (2) any Acquisition Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within 10 Business Days of such public announcement providing that the Company Board reaffirms the Company Board Recommendation); (B) adopt, approve or recommend an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days of the occurrence of a material event or development and after Parent so requests in writing (or, if the Company Stockholder Meeting is scheduled to be held within 10 Business Days, then within one Business Day after Parent so requests in writing) (it being understood that the Company will not be obligated to affirm the Company Board Recommendation pursuant to this Agreement on more than three occasions); (D) take or fail to take any formal action or make or fail to make any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d 9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until 5:30 p.m., Eastern time, on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A)

through (E), a “Company Board Recommendation Change”), it being understood that none of (1) the determination in itself by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal; (2) the delivery in itself by the Company to Parent of any notice contemplated by Section 5.3(e); or (3) the public disclosure in itself of the items in clauses (1) and (2) if required by applicable Law will constitute a Company Board Recommendation Change or violate this Section 5.3; or

(ii)    cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(e)    Permissible Company Board Recommendation Change and Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i)    other than in connection with a written Acquisition Proposal that constitutes a Superior Proposal, the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be reasonably expected to be inconsistent with its fiduciary duties pursuant to applicable Law if and only if:

(1)    the Company has provided prior written notice to Parent at least three Business Days (the “Event Notice Period”) in advance to the effect that the Company Board (or a committee thereof) has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(e)(i), which notice will specify the basis for such Company Board Recommendation Change and will describe the Intervening Event in reasonable detail; and

(2)    prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such Event Notice Period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Documents so that the Company Board (or a committee thereof) no longer determines in good faith that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be reasonably expected to be inconsistent with its fiduciary duties pursuant to applicable Law; (B) taken into account any adjustments to the terms and conditions of this Agreement and the Transaction Documents proposed by Parent and other information provided by Parent in response to the notice described in clause (A) of this Section 5.3(e)(i), in each case, that are offered in writing by Parent, no later than 11:59 p.m. on the last day of the Event Notice Period, in a manner that would constitute a binding agreement between the parties if accepted by the Company; (C) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation) and (D) following such Event Notice Period, the Company Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and the Transaction Documents) has determined that the failure of the Company Board (or a committee thereof) to make a Company Board

Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; it being understood that each time that material modifications to the Intervening Event occur, Company shall notify Parent of such modification and the time period set forth in the preceding clause (2) shall recommence and be extended for two Business Days from the day of such notification; or

(ii)    if the Company has received a written Acquisition Proposal that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal; or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case if and only if:

(1)    the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be reasonably expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)    the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3)    (i) the Company has provided prior written notice to Parent at least three Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a written Acquisition Proposal that has not been withdrawn; (B) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(e)(ii), which notice will describe the basis for such Company Board Recommendation Change or termination, including the identity of the Person or Group making such Acquisition Proposal, the material terms of such Acquisition Proposal and include copies of all relevant documents relating to such Acquisition Proposal (unless any such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or Group that is in effect on the date of this Agreement); and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, until 5:00 p.m. on the last day of the Notice Period, have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Documents so that such Acquisition Proposal would cease to constitute a Superior Proposal; (2) taken into account any adjustments to the terms and conditions of this Agreement proposed by Parent and other information provided by Parent during the Notice Period, and the Transaction Documents in each case, that are offered in writing by Parent, no later than 11:59 p.m. on the last day of the Notice Period, in a manner that would constitute a binding agreement between the parties if accepted by the Company; and (3) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (a) in the event of any material revision, amendment, update or supplement to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(3) with respect to such new written notice (with the “Notice Period” in respect of such new written notice being two Business Days); and (b) at the end of the Notice Period, the Company Board (or a committee thereof) must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that such Acquisition Proposal is a Superior Proposal;

(4)    in the event of any termination of this Agreement in order to cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(h), including paying the Company Termination Fee in accordance with Section 8.3(b)(ii); and

(5)    will not and will instruct and use reasonable best efforts to cause its Representatives acting on its behalf not to, disclose publicly the terms or other information with respect to any offer of, or negotiations with, Parent pursuant to this Section 5.3 unless and until a definitive agreement with respect to such offer or negotiations is executed or this Agreement is terminated (and then only to the extent required by applicable Law).

(f)    Notice to Parent. During the period commencing with the No-Shop Period Start Date and continuing during the remainder of the Pre-Closing Period, the Company will promptly (and, in any event, within 48 hours from the receipt thereof) notify Parent in writing (A) if any Acquisition Proposal, or inquiry from any Person or Group related to making a potential Acquisition Proposal, is, to the Knowledge of the Company (which, for this purpose, will be deemed to include each member of the Company Board and will not be deemed to be only as of the date of this Agreement), received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives (other than by an Excluded Party). Such notice must include (A) the identity of the Person or Group making such proposal, inquiry, request or offer (unless such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or Group that is in effect on the date of this Agreement); and (B) a summary of the material terms and conditions of such proposal, inquiry, request or offer and, if writing, a copy thereof. Within one Business Day following the No-Shop Period Start Date, the Company shall deliver to Parent a written notice setting forth (A) the identity of each Excluded Party (unless such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Excluded Party that is in effect on the date of this Agreement) and (B) the material terms and conditions of any pending Acquisition Proposal made by any Excluded Party that the Company Board (or a committee thereof) is still considering.

(g)    Permitted Disclosures. So long as the Company Board (or a committee thereof) expressly reaffirms the Company Board Recommendation in such disclosure (other than in a customary “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9 promulgated under the Exchange Act):

(i)    nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (A) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) informing any Person of the existence of the provisions contained in this Section 5.3; or (D) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law, it being understood that (1) any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.3(g)(i) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.3; and (2) nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.3(e); and

(ii)    it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that (A) describes the Company’s receipt of an Acquisition Proposal; (B) identifies the Person or Group making such Acquisition Proposal; (C) provides the material terms of such Acquisition Proposal; or (D) describes the operation of this Agreement with respect thereto will not, in any case, be deemed to be (1) a withholding, withdrawal, amendment, qualification or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation; (2) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (3) a Company Board Recommendation Change.

(h)    Breach by Representatives. The Company agrees that if it (i) permits any of its Representatives (other than an employee or consultant of the Company who is not an executive officer of the Company) to take any action or (ii) is made aware of an action by one of its Representatives (other than an employee or consultant of the Company who is not an executive officer of the Company) and does not use its reasonable best efforts to prohibit or terminate such action and, in each case, such action would constitute a material breach of this Section 5.3 if taken by the Company during the Pre-Closing Period, then such action will be deemed to constitute a breach by the Company of this Section 5.3.

5.4    No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their respective businesses and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1    Efforts; Required Action and Forbearance.

(a)    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by using reasonable best efforts to:

(i)    cause the conditions to the Merger set forth in Article VII to be satisfied;

(ii)    (1) seek to obtain all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger; and

(iii)    (1) seek to obtain all consents, waivers and approvals and (2) deliver all notifications, in each case pursuant to any Material Contracts in connection with this Agreement and the consummation of the Merger so as to seek to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Merger.

(b)    No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will take any action (or fail to take any action) that is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, delaying or otherwise adversely affecting the (i) consummation of the Merger; or (ii) ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1.

(c)    No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

(d)    This Section 6.1 shall not apply to filings or consents under Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2.

6.2    Antitrust Filings.

(a)    Filings Under the HSR Act and Other Applicable Antitrust Laws. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, will use their respective reasonable best efforts to file (i) within 10 Business Days after the date of this Agreement, a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act with the FTC and the Antitrust Division of the DOJ; and (ii) within 10 Business Days after the date of this Agreement any comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority listed on Schedule 7.1(b). Each of Parent and the Company will (A) cooperate and coordinate (and cause its respective Representatives to cooperate and coordinate) with the other in the making of such filings; (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) any information that may be required in order to make such filings; (C) use its respective reasonable best efforts to supply (or cause the other to be supplied) with any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) use its respective reasonable best efforts to take all action necessary to, as soon as practicable, (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Laws applicable to the Merger. If any Party receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(b)    Divestitures. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger, each of Parent and Merger Sub (and their respective Affiliates, if applicable) will (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand; and (B) any other restrictions on the activities of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand (except that Parent and Merger Sub will not be obligated to agree to any of the foregoing if it would reasonably be expected to result in a material adverse effect on the business, properties, assets, operations or financial condition of the Company and its Subsidiaries, taken as a whole, on the one hand, or Parent and Merger Sub (and their respective Affiliates), taken as a whole, on the other hand), and the Company and its Subsidiaries, on the other hand; and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger.

(c)    Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub will (and will cause their respective Subsidiaries to), subject to any restrictions under applicable Law, (i) promptly notify the other Parties of (and, if in writing, furnish them with copies of (or, in the case of oral communications, advise them of the contents

of)) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings, submissions or other written communications (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver; (B) the expiration of any waiting period; (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Law; and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion, and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information will not be shared with the Representatives of the other Party without approval of the Party providing the non-public information. Each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.

6.3    Proxy Statement and Other Required SEC Filings.

(a)    Preparation. Promptly after the execution of this Agreement (but in no event later than 25 Business Days after the date hereof), the Company will prepare (with Parent’s reasonable cooperation) and file with the SEC a preliminary proxy statement to be sent to the Company Stockholders in connection with the Company Stockholder Meeting (the proxy statement, including any amendments or supplements, the “Proxy Statement”). The Company will not file the Proxy Statement with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company will (i) include the Company Board Recommendation in the Proxy Statement; and (ii) use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval. Promptly following the later of (A) confirmation by the SEC that it has no further comments or (B) expiration of the 10-day waiting period contemplated by Rule 14a-6(a) promulgated under the Exchange Act (such later date, the “Clearance Date”), the Company will cause the Proxy Statement in definitive form to be mailed to the Company Stockholders, it being understood that, notwithstanding anything to the contrary in the foregoing, if the Clearance Date occurs prior to the end of the Go-Shop Period, the Company will use its reasonable best efforts to cause the Proxy Statement to be disseminated to the stockholders of the Company as promptly as reasonably practicable (and in any event no later than five Business Days) after the expiration of the Go-Shop Period.

(b)    Mutual Assistance. Each of the Company, Parent and Merger Sub will furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and will otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement and the resolution of any comments to either received from the SEC.

(c)    SEC Correspondence. The Parties will notify each other as promptly as practicable of the receipt of any comments, whether written or oral, from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, or for additional information, and will supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings. The Parties will use their respective reasonable best efforts to resolve all SEC comments, if any, with respect to the Proxy Statement as promptly as practicable after the receipt thereof.

(d)    No Amendments to Proxy Statement. Except in connection with a Company Board Recommendation Change or thereafter, no amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent, which approval will not be unreasonably withheld, conditioned or delayed.

(e)    Other Required Company Filings. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will use its reasonable best efforts to promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE. Except in connection with a Company Board Recommendation Change or thereafter, the Company may not file any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel.

(f)    Other Required Parent Filings. If Parent or Merger Sub determines that it is required to file any document with the SEC as a result of the Merger or the Company Stockholder Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then Parent and Merger Sub will use their respective reasonable best efforts to promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub will cause any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent nor Merger Sub may file any Other Required Parent Filing with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will give good faith consideration to all reasonable additions, deletions or changes suggested by the Company or its counsel.

(g)    Accuracy; Supplied Information.

(i)    By the Company. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or any Other Required Parent Filings will not, at the time that such Proxy Statement or Other Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii)    By Parent. On the date of filing, no Other Required Parent Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in any Other Required Parent Filing. The information supplied by Parent, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not, at the time that the Proxy Statement or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.4    Company Stockholder Meeting.

(a)    Call of Company Stockholder Meeting. The Company will take all action necessary in accordance with applicable Law, the Charter and the Bylaws to establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Stockholders (including any adjournment, postponement or other delay thereof, the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of, among other things, (i) seeking the Requisite Stockholder Approval; and (ii) in accordance with Regulation 14A under the Exchange Act, seeking advisory approval of a proposal in connection with a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the consummation of the Merger. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the 25th Business Day following the later of the No-Shop Period Start Date or the mailing of the Proxy Statement to the Company Stockholders. Without the prior written consent of Parent, (1) the Company Stockholder Meeting shall not be held later than 45 calendar days after the Clearance Date; and (2) except as set forth in this

Section 6.4, the Company may not adjourn or postpone the Company Stockholder Meeting. Once established, the Company shall not change the record date for the Company Stockholder Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as required by applicable Law. Unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change, the Company will (A) submit this Agreement for adoption by the Company Stockholders at the Company Stockholder Meeting; and (B) use appropriate efforts to solicit (or cause to be solicited) from the Company Stockholders proxies in favor of the matters to be considered at the Company Stockholder Meeting. Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company Stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the Company Stockholders at the Company Stockholders Meeting.

(b)    Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to postpone or adjourn the Company Stockholder Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law, order or a request from the SEC; (iii) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholder Meeting (including, if the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders by issuing a press release, filing materials with the SEC or otherwise. Without the prior written consent of Parent, the Company Stockholder Meeting will not be postponed or adjourned (A) by more than 10 days at a time without the prior written consent of Parent; or (B) with respect to Section 6.4(b)(i), by more than 30 days after the date on which the Company Stockholder Meeting was (or was required to be) originally scheduled and such Company Stockholders Meeting may be adjourned or postponed not more than two times without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed) if the circumstances described in the foregoing clause (i) exist). Notwithstanding the foregoing, the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the Termination Date.

6.5    Financing.

(a)    No Amendments to Financing Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub (without the prior written consent of the Company) will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Letters if such amendment, modification or waiver would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing (unless the Equity Financing is increased by an equivalent amount); (ii) impose new or additional conditions or other terms that would expand, amend or modify any of the conditions to the receipt of the Financing or any other terms to the Financing in a manner that, in each case, would reasonably be expected to (A) delay or prevent the Closing Date; or (B) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur in any respect; or (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto. Any reference in this Agreement to (1) the “Financing” will include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 6.5; and (2) “Equity Commitment Letter,” “Debt Commitment Letters,” “Fee Letters” or “Financing Letters” will include such documents as amended or modified in compliance with this Section 6.5. Parent will not release or consent to the termination of any individual lender under the Debt Commitment Letters, except for (y) assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Debt Financing under the Debt Commitment Letters and (z) replacements of the Debt Commitment Letters with alternative financing commitments pursuant to Section 6.5(d).

(b)    Taking of Necessary Actions.

(i)    Equity Financing not a Closing Condition. Guarantor, Parent and the Merger Sub each acknowledge and agree that funding of the Equity Financing is not a condition to the Closing or the enforcement of the Guaranty. If the Equity Financing has not been funded, Parent and the Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Mergers, including by taking the actions required to be taken by Parent and the Merger Subs pursuant to Section 6.5(b)(ii).

(ii)    Equity Commitment Letter. Subject to the terms and conditions of this Agreement, Parent will take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper and advisable to obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including by (A) maintaining in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof; (B) complying with its obligations under the Equity Commitment Letter; (C) satisfying on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Equity Commitment Letter that are within its control; (D) consummating the Equity Financing at or prior to the Closing, including causing the Guarantor to fund the Equity Financing at the Closing; (E) complying with its obligations pursuant to the Equity Commitment Letter; and (F) enforcing its rights pursuant to the Equity Commitment Letters.

(iii)    Debt Commitment Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will use its respective reasonable best efforts to take (or cause to be taken) all actions and to do (or cause to be done) all things necessary, proper and advisable to arrange and obtain the Debt Financing on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions) described in the Debt Commitment Letters or the Fee Letters, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letters in accordance with the terms and subject to the conditions thereof; (ii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions (including the “flex” provisions) contemplated by the Debt Commitment Letters or the Fee Letters; (iii) accept (and comply with) to the fullest extent all “flex” provisions contemplated by the Debt Commitment Letters or the Fee Letters and the Debt Financing to the extent that such “flex” provisions are exercised in accordance with the terms thereof or other terms reasonably satisfactory to Parent and Merger Sub; (iv) satisfy on a timely basis all conditions to funding that are applicable to, and in the control of, Parent and Merger Sub in the Debt Commitment Letters and such definitive agreements related thereto; (v) consummate the Debt Financing at or prior to the Closing, including causing the Financing Sources to fund the Debt Financing at the Closing; (vi) comply with its obligations pursuant to the Debt Commitment Letters and the Fee Letters; and (vii) enforce its rights pursuant to the Debt Commitment Letters. Parent and Merger Sub will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letters as and when they become due.

(c)    Information. Parent will (i) keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing; and (ii) provide the Company with copies of all executed definitive agreements related to the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub must give the Company prompt notice (A) of any breach (or threatened breach) or default (or any event or circumstance that, with or without notice or lapse of time, or both, could reasonably be expected to give rise to any breach or default) by any party to the Financing Letters or definitive agreements related to the Financing; (B) of the receipt by Parent or Merger Sub of any oral or written notice or communication from any Financing Source with respect to any (1) actual or potential breach (or threatened breach), default, termination or repudiation by any party to the Financing Letters or any definitive agreements related to the Financing of any provisions of the Financing Letters or such definitive agreements; or (2) dispute or disagreement between or among any parties to the Financing Letters or any definitive agreements related to the Financing and (C), if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or any definitive agreements related to the Financing. Parent will provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical (but in any event with two Business Days) after the date that the Company delivers a written request therefor to Parent. Parent will (and will cause the Financing Sources and the Guarantor to) provide the Company and its Representatives with such access to Parent, the Financing Sources and the Guarantor as the Company and its Representatives may reasonably request for the purpose of allowing the Company and its Representatives to understand the status of Parent’s efforts to arrange the Financing.

(d)    Alternate Debt Financing. In furtherance and not in limitation of the foregoing provisions, if any portion of the Debt Financing becomes unavailable on the terms and conditions (including the “flex” provisions) contemplated in the Debt Commitment Letters, then Parent will use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, (i) alternative financing from the same or alternative sources on terms and conditions not materially less favorable in the aggregate to Parent and Merger Sub than those contained in the Debt Commitment Letters and the Fee Letters and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”); and (ii) one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), in each case, or other terms reasonably satisfactory to Parent, which New Debt Commitment Letters will replace the existing Debt Commitment Letters in whole or in part. Parent will promptly provide a copy of any New Debt Commitment Letters (and any fee letter in connection therewith, which may be delivered with the fee amounts and “flex” terms redacted in a customary manner so long as no redaction covers terms that would adversely affect the amount, conditionality, availability or termination of the Alternate Debt Financing) to the Company. In the event that any New Debt Commitment Letters are obtained, (A) any reference in this Agreement to the “Financing Letters,” “Fee Letters” or the “Debt Commitment Letters” will be deemed to include the Debt Commitment Letters and Fee Letters, as applicable, to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters or Fee Letters, as applicable, to the extent then in effect; and (B) any reference in this Agreement to the “Financing” or the “Debt Financing” will mean the debt financing contemplated by the Debt Commitment Letters and the Fee Letters as modified pursuant to the foregoing.

6.6    Financing Cooperation.

(a)    Cooperation. Prior to the Effective Time, the Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its reasonable best efforts, to provide Parent and Merger Sub with all cooperation reasonably requested by Parent or Merger Sub to assist them in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise reasonably requested by Parent or Merger Sub in connection with Parent and Merger Sub obtaining the Debt Financing by:

(i)    participating (and causing senior management and Representatives of the Company to participate) in a reasonable and limited number of meetings, presentations, road shows, sessions with ratings agencies and due diligence sessions in respect of the Debt Financing and assisting Parent with the preparation of the materials listed in this clause (i);

(ii)    solely with respect to financial information and data derived from the Company’s historical books and records, assisting Parent with providing information reasonably required in connection with the preparation of pro forma financial information and pro forma financial statements to the extent required by the Financing Sources, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

(iii)    assisting Parent in connection with the preparation and registration of any pledge and security documents, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested by Parent or the Financing Sources, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not be recorded or take effect until the Effective Time;

(iv)    furnishing Parent, Merger Sub and the Financing Sources, as promptly as practicable, with (A) audited financial statements of the Company and its Subsidiaries on a consolidated basis for the three most recently completed fiscal years ended at least 90 days before the Closing Date; (B) unaudited consolidated balance sheets and related unaudited statements of income and cash flows related to the Company and its Subsidiaries on a consolidated basis for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least 45 days before the Closing Date; and (C) such other financial and other pertinent information regarding the Company and its Subsidiaries (including information regarding the business, operations and financial projections thereof) as may be reasonably requested by Parent to assist in the preparation of a customary confidential information memorandum or other customary information documents used in financings of the type contemplated by the Debt Commitment Letter (which, for the avoidance of doubt, will not include any Excluded Information);

(v)    delivering notices of prepayment within the time periods required by the Credit Agreement and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all obligations under the Credit Agreement;

(vi)    taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing (including, to the fullest extent permitted by applicable Law, distributing the proceeds of the Debt Financing, if any, obtained by any of the Subsidiaries of the Company to the Surviving Corporation); and

(vii)    furnishing Parent and the Financing Sources with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent at least 10 days prior to Closing, in accordance with the requirements of the Financing Sources, relating to applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act and the requirements of 31 C.F.R. §1010.230.

(b)    Obligations of the Company. Nothing in this Section 6.6 or any other provision of this Agreement will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or any other Contract, provide any additional security or guaranties or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement by or on behalf of Parent; (ii) enter into any definitive agreement or distribute any cash; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; (iv) prepare or provide any Excluded Information; or (v) take any action that, in the good faith determination of the Company, (a) would interfere with the conduct of the business of the Company and its Subsidiaries or (b) create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. In addition, (A) no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time; (B) neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (C) any bank information memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 6.6 will require (1) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such Representative; (2) the Company Board to approve any financing or Contracts related thereto; (3) the Company and its Subsidiaries to take any action that would conflict with or violate its organizational documents, any applicable Laws or result in a violation of breach of, or default under, any agreement to which the Company or any of it is Subsidiaries is a party; and (4) the Company and its Subsidiaries to provide any information (a) the disclosure of which is prohibited or restricted under applicable Law or any agreement binding on the Company or its Subsidiaries; or (b) where access to such information would (i) give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such information; or (ii) violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound. The Company will be deemed to be in compliance with Section 6.6(a) at all times unless and until (A) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which could be believed to be a breach of Section 6.6(a); (B) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which will not require the Company to provide any cooperation that it would not otherwise be required to provide under Section 6.6(a)); and (C) the Company fails to take the actions specified in such Non-Cooperation Notice within five Business Days from receipt of such Non-Cooperation Notice. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations under Section 6.6(a), will be deemed to be satisfied unless the Company’s breach, if any, of its obligations under Section 6.6(a) caused the failure of the Debt Financing to be obtained.

(c)    Use of Logos. The Company consents to the use of its and its Subsidiaries’ logos in connection with the Financing so long as such logos are used (i) solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; (ii) solely in connection with a description of the Company or its Subsidiaries, their business and products or the Merger; and (iii) in a manner consistent with the other terms and conditions that the Company reasonably imposes in a writing providing to Parent.

(d)    Confidentiality. All non-public or other confidential information provided by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) subject to customary confidentiality obligations.

(e)    Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.6.

(f)    Indemnification. The Company, its Subsidiaries and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except with respect to any losses suffered or incurred as a result of (i) the bad faith, gross negligence or willful misconduct of the Company or any of its Representatives or (ii) material breach by the Company or its Subsidiaries of this Section 6.6. Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) are referred to collectively as the “Reimbursement Obligations.”

(g)    No Financing Condition. Parent and Merger Sub each acknowledge and agree that obtaining the Financing is not a condition to the Closing. Subject to Section 9.10(b)(ii), if the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger. In furtherance of the foregoing, the Company will have the option of having an appropriate senior officer of the Company provide any solvency certificate required or requested to be provided by any of the Financing Sources in connection with the Closing or otherwise.

6.7    Anti-Takeover Laws. Neither Parent nor the Company will take any action that would cause any “takeover” Law to become applicable to this Agreement or the Merger, and each of Parent, the Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Merger; and (b) if any “anti-takeover” Law is or becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Law on the Merger.

6.8    Access. During the Pre-Closing Period, the Company will, and will cause its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, Contracts, books and records and personnel of the Company and its Subsidiaries, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would materially violate or cause a material default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any Trade Secrets of third Persons; or (e)

such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, it being understood that the Company shall give notice to Parent of the fact that it is withholding such information or documents, and use commercially reasonably efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Nothing in this Section 6.8 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures, health and safety measures, and insurance requirements and will not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase I or Phase II environmental assessments. Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law as a result of COVID-19 or any COVID-19 Measures. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. All requests for access pursuant to this Section 6.8 must be directed to the Company’s Chief Financial Officer or another person designated in writing by the Company.

6.9    Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b 3 promulgated under the Exchange Act.

6.10    Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)    Indemnified Persons. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to), for a period of six years after the Effective Time, honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (collectively, the “Indemnified Persons”) set forth on Section 6.10 of the Company Disclosure Letter or that use the same form in all material respects as the form of indemnification agreement filed with the SEC Reports. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement. During such six-year period or such period in which an Indemnified Person is asserting a claim for indemnification pursuant to Section 6.10(b), whichever is longer, such provisions may not be repealed, amended or otherwise modified in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries except as required by applicable Law.

(b)    Indemnification Obligation. Without limiting the generality of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent provided in the applicable organizational document or pursuant to any indemnification agreements with the Company or any of its Subsidiaries’ in effect as of the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time); and (ii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect to the Merger (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent). Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the connection with of such Legal Proceeding of the type contemplated by this Section 6.10(b), (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time; and (B) each Indemnified Person will be entitled to retain his or her own counsel (the fees and expenses of which will be paid by the Surviving Corporation), whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (C) to the extent that an Indemnified Person has such right as of the date of this Agreement and upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification, the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation or any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c)    D&O Insurance. Prior to the Effective Time, the Company shall purchase a prepaid “tail” policy (the “Tail Policy”) with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for the Tail Policy does not exceed 300 percent of the amount paid by the Company for coverage for its last full fiscal year, it being understood that if the aggregate cost would exceed that limit, the Company shall purchase as much coverage as reasonably practicable up to such limit. The Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain the Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as the Tail Policy is in full force and effect.

(d)    Successors and Assigns. Proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10 if Parent, the Surviving Corporation or any of their respective successors or assigns either (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person.

(e)    No Impairment; Third Person Beneficiary Rights. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person (and his or her heirs and representatives) who is a beneficiary pursuant to the D&O Insurance or the Tail Policy) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement. The rights of the Indemnified Persons (and other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law.

(f)    Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 are joint and several.

(g)    Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11    Employee Matters.

(a)    Existing Arrangements. From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Company Benefit Plans made available to Parent in accordance with their terms. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from amending or terminating any Company Benefit Plans or compensation or severance arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(b)    Employment; Benefits. The Surviving Corporation or one of its Subsidiaries will (and Parent will cause the Surviving Corporation or one of its Subsidiaries to) continue the employment of all Continuing Employees. For the one-year period beginning on the Effective Time, or, if earlier, until the date of termination of the Continuing Employee (“Benefits Period”), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) either (i) maintain for the benefit of each Continuing Employee the Company Benefit Plans (other than the opportunity to participate in equity-based incentive compensation, defined benefit pension, retiree or post-employment welfare or nonqualified deferred compensation (“Excluded Benefits”)) of the Surviving Corporation or any of its Subsidiaries (the “Company Plans”) that are substantially similar in the aggregate to those in effect at the Company or its Subsidiaries on the date of this Agreement; (ii) provide other compensation and benefits (other than Excluded Benefits) to each Continuing Employee that, taken as a whole, are substantially similar in the aggregate to the compensation and benefits (other than the Excluded Benefits) provided to such Continuing Employee immediately prior to the Effective Time (“Comparable Plans”); or (iii) provide some combination of Company Plans and Comparable Plans such that each Continuing Employee receives compensation and benefits (other than Excluded Benefits) that, taken as a whole, are substantially similar in the aggregate to the compensation and benefits (other than Excluded Benefits) provided to such Continuing Employee immediately prior to the Effective Time. In each case, base compensation and target annual or shorter term cash incentive compensation opportunities will not be decreased during the Benefits Period for any Continuing Employee employed during that period. During the Benefits Period, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide to Continuing Employees severance benefits that are no less favorable than those provided by the Company and its Subsidiaries as of the date of this Agreement under the Company Benefit Plans listed on Section 3.18(a) of the Company Disclosure Letter that are designated as severance plans.

(c)    New Plans. Except as otherwise required by applicable Laws at or after the Effective Time, Parent will, or will cause the Surviving Corporation or any other Subsidiary of Parent to, cause to be granted to the Continuing Employees credit for service with the

Company and its Subsidiaries prior to the Effective Time and with Parent, the Surviving Corporation, and any of their Subsidiaries on or after the Effective Time, for purposes of eligibility to participate, vesting in 401(k) or similar retirement benefits and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement, but not including for any purpose under a defined benefit pension plan or equity or equity-based compensation or benefit plan) to the same extent and for the same purpose as such service was credited to such Continuing Employee under the corresponding Company Benefit Plan as of the Effective Date, except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, except as otherwise required by applicable Laws, Parent shall take commercially reasonable actions to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting period, in any employee benefit plans sponsored by Parent and its Subsidiaries (other than the Company Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any New Plan replaces coverage pursuant to a comparable Company Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any Continuing Employee, all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the same extent waived under the corresponding Company Benefit Plan; (iii) any eligible expenses paid by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given credit pursuant to such New Plan for purposes of satisfying the corresponding deductible, co-payments, coinsurance, offset and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the same extent credited under the corresponding Company Benefit Plan for such purpose; and (iv) the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan to be credited with any unused balance in the account of such Continuing Employee. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee immediately following the Effective Time.

(d)    No Third Person Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, neither this Section 6.11 nor any provisions of this Agreement relating to Company Benefit Plans will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to maintain or continue any Company Plan or prevent the amendment, modification, suspension or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) be treated as an amendment of, or undertaking to amend, any Company Benefit Plan.

6.12    Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13    Notification of Certain Matters.

(a)    Notification by the Company. During the Pre-Closing Period, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b)    Notification by Parent. During the Pre-Closing Period, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).

(c)    Impact of Non-Compliance. The failure of the Company or Parent to comply with this Section 6.13 will not be taken into account for purposes of determining whether any conditions set forth in Article VII have been satisfied.

6.14    Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger will be a joint press release reasonably acceptable to the Company and Parent and will be issued promptly following the execution and delivery of this Agreement. Thereafter, the Company (unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change), on the one hand, and Parent and Merger Sub, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in each case to the extent relating to this

Agreement or the Merger. Notwithstanding the foregoing, (A) the Company will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable Law; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); (iii) principally related to a Superior Proposal or Company Board Recommendation Change or (iv) reasonably related to any actual or threatened Legal Proceeding concerning this Agreement; and (B) Parent will not be obligated to engage in such consultation with respect to communications that are disclosures or communications by Parent, Merger Sub and their Affiliates to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions, and deal descriptions on such Person’s website in the ordinary course of business or are reasonably related to any actual or threatened Legal Proceeding concerning this Agreement.

6.15    Transaction Litigation. During the Pre-Closing Period, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary in Section 9.2, the notice contemplated by the prior sentence will only be delivered to counsel to Parent and may be delivered by email. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation; and (c) consider in good faith Parent’s advice with respect to any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company and its counsel shall consider in good faith, but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.16    Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17    Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.18    Existing Debt Arrangements.

(a)    Payoff of Credit Agreement. At or prior to the Effective Time, Parent will provide (or cause to be provided) to the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding under the terms of the Credit Agreement as set forth in the payoff letters with respect to the Credit Agreement. Promptly following the Effective Time, the Company will repay and discharge such Credit Agreement.

(b)    Convertible Notes; Capped Call Transactions. Prior to the Company Merger Effective Time, the Company will (i) give all notices and take all other actions that may be required under or in connection with the Capped Call Transactions and the Convertible Notes (it being agreed that the Company will provide copies of any such notice to Parent at least three Business Days prior to delivering any such notice, and all such notices and actions not required by the terms of the Convertible Notes, the Indenture or the Capped Call Documentation will be subject to the prior approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed)); (ii) provide all assistance reasonably requested by Parent (which will not require any payment by the Company or its Subsidiaries) in connection with the Capped Call Transactions and the Convertible Notes, including, without limitation, the execution and delivery by the Company, its Subsidiaries or their Representatives (as applicable) of customary officers’ certificates, supplemental indentures and legal opinions to the trustee under the Indenture, to the extent such certificates, supplemental indentures and opinions are required thereby; (iii) if requested by Parent, take all actions required to facilitate the settlement of the Capped Call Transactions in connection with the Closing (it being understood that (A) any such settlement will be subject to the terms of the Capped Call Documentation, as such terms may be amended or modified from time to time with the prior written consent of Parent and (B) no such settlement will be effective prior to the Company Merger Effective Time); and (iv) not amend, modify or terminate the Capped Call Transactions without the prior written consent of Parent (other than any modification, adjustment or termination made by counterparties to the Capped Call Documentation without the need for consent of or agreement by the Company pursuant to the terms of the Capped Call Documentation).

6.19    Parent Vote at Merger Sub. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement in accordance with the DGCL.

6.20    Conduct of Business by Parent and Merger Sub. During the Pre-Closing Period, unless the Company otherwise consents, Parent and Merger Sub will not, and will not cause or permit any of their controlled Affiliates (including, the Guarantor) to take or agree to take any other action that would reasonably be expected to prevent or materially delay the consummation of the Merger.

6.21    Prohibition on Certain Discussions. Except as approved by the Company Board, at all times during the Pre-Closing Period, Parent and Merger Sub will not, and will not permit any of their Subsidiaries or Affiliates to authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any director, officer or employee of the Company (a) regarding any continuing employment or consulting relationship with the Parent, the Surviving Entity or any of their respective Affiliates following the Effective Time; (b) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; or (c) pursuant to which such individual would agree to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1    Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)    Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b)    Antitrust Laws. The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act and the other Antitrust Laws listed on Schedule 7.1(b) will have expired or otherwise been terminated, or all requisite consents pursuant thereto will have been obtained.

(c)    No Prohibitive Injunctions or Laws. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, no action will have been taken by any Governmental Authority of competent jurisdiction, and no Law will have been enacted, entered, enforced or deemed applicable to the Merger, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger.

7.2    Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)    Representations and Warranties.

(i)    Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures (considered collectively) to be true and correct that would not have a Company Material Adverse Effect.

(ii)    The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(c), Section 3.4, Section 3.7 (other than the representations and warranties set forth in the second sentence of Section 3.7(a) and the second sentence of Section 3.7(b)), the second sentence of Section 3.12(a) and Section 3.25 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii)    The representations and warranties set forth in the second sentence of Section 3.7(a) and the second sentence of Section 3.7(b) will be true and correct as of the Capitalization Date except where the failure to be so true and correct in all respects would not reasonably be expected to result in the requirement of Parent to pay pursuant to Section 2.7(a)(iii), Section 2.8(a) and Section 2.8(b) additional merger consideration in excess of $32,000,000 that would have been payable pursuant to Section 2.7(a)(iii), Section 2.8(a) and Section 2.8(b) had the representations and warranties set forth in the second sentence of Section 3.7(a) and the second sentence of Section 3.7(b) been true and correct in all respects as of the Capitalization Date.

(b)    Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants and obligations in this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)    Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)    Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of this Agreement that is continuing.

7.3    Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures (considered collectively) to be true and correct that would not have a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all covenants and obligations in this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)    Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4    Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of a condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use the requisite efforts to cause the Closing to occur as required by this Agreement.

ARTICLE VIII

TERMINATION

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Requisite Stockholder Approval (except as provided in this Agreement), only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)    by mutual written agreement of Parent and the Company;

(b)    by either Parent or the Company if any (i) permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger is in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) Law is enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger, except, in each case, that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, judgment, order, restraint, prohibition, action or Law;

(c)    by either Parent or the Company if the Effective Time has not occurred by 11:59 p.m. on January 21, 2022 (such time and date, the “Termination Date”), it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) Parent if the Company has the right to terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(i); (ii) the Company if Parent has the right to terminate this Agreement pursuant to Section 8.1(e); and (iii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d)    by either Parent or the Company if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting at which a vote is taken on the adoption of this Agreement, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a material breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting;

(e)    by Parent if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach or failure to perform is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach or failure to perform, delivered at least 45 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if (i) such breach or failure to perform has been cured prior to termination (to the extent capable of being cured); or (ii) the Company has the right to terminate this Agreement pursuant to Section 8.1(g);

(f)    by Parent if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, except that Parent’s right to terminate this Agreement pursuant to this Section 8.1(f) will expire at 5:00 p.m. on the 10th Business Day following the date on which such right to terminate first arose or (ii) the Company has breached or failed to perform in any material respect its obligations under Section 5.3(a);

(g)    by the Company if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach or failure to perform is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach or failure to perform, delivered at least 45 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if (i) such breach or failure to perform has been cured prior to termination (to the extent capable of being cured); or (ii) Parent has the right to terminate this Agreement pursuant to Section 8.1(e);

(h)    by the Company (at any time prior to receiving the Requisite Stockholder Approval) if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) concurrently with such termination, the Company pays, or causes to be paid, to Parent or its designee the Company Termination Fee pursuant to Section 8.3(b)(iii); and (iv) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal; or

(i)    by the Company if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived; (ii) Parent and Merger Sub fail to consummate the Merger on the date required pursuant to Section 2.3; (iii) the Company has notified Parent in writing that if Parent performs its obligations under this Agreement and the Equity Financing contemplated by the Equity Commitment Letter and the Debt Financing contemplated by the Debt Commitment Letter is funded, then the Company stands ready, willing and able to consummate, and will consummate, the Merger; (iv) the Company gives Parent written notice at least two Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i); and (v) the Merger has not have been consummated by the end of such two Business Day period, it being understood that the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(i) if Parent has the right to terminate this Agreement pursuant to Section 8.1(e).

8.2    Manner and Notice of Termination; Effect of Termination.

(a)    Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)    Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Parent and the Company or the delivery of written notice by the terminating Party to the other Parties. Following the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any direct or indirect equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except, and subject in all respects to this Section 8.2, that Section 8.3, Section 9.10 and Section 9.16, that Section 6.6(c), Section 6.6(f), Section 6.14, this Section 8.2, Section 8.3, Section 9.3, Section 9.4 and Article IX will each survive the termination of this Agreement, in each case in accordance with their respective terms. Notwithstanding the previous sentence, but subject to Section 8.3, Section 9.10 and Section 9.16, nothing in this Agreement will relieve any Party from any liability for any actual and intentional common law fraud or any Willful Breach of this Agreement prior to the termination of this Agreement (which liability the Parties acknowledge and agree (i) may not be limited to reimbursement of expenses or out-of-pocket costs; and (ii) will be determined in the discretion of the Chosen Court). For the avoidance of doubt, in the event of any termination of this Agreement, the Financing Sources will have no liability to the Company, any of its Affiliates or any of its or their direct or indirect equityholders pursuant to this Agreement or otherwise relating to or arising out of the transactions contemplated by this Agreement or any Debt Financing (including for any Willful Breach), except that the foregoing will not preclude any liability of the Financing Sources to the Company and its Affiliates, in each case after the Closing Date, under any definitive agreements relating to any Debt Financing or any liability of the Financing Sources to Parent or Merger Sub or their respective Affiliates under the Debt Commitment Letter or any definitive agreements relating to the Debt Financing. No valid termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, the Guaranty or the Financing Letters, which rights, obligations and agreements will survive the valid termination of this Agreement in accordance with their respective terms.

8.3    Fees and Expenses.

(a)    General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(e), Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees, in each case arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b)    Company Payments.

(i)    Future Transactions. If (A) this Agreement is validly terminated pursuant to Section 8.1(c) at a time when the requisite stockholder approval has not been obtained, 8.1(d) or Section 8.1(e); (B) at the time of such termination, the conditions set forth in Sections 7.1(b) and Section 7.1(c) have been satisfied or are capable of being satisfied and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), an Acquisition Proposal has been publicly announced or publicly disclosed and not withdrawn or otherwise abandoned; and (D) within one year of the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated at any time, then the Company will, concurrently with the consummation of such Acquisition Transaction, pay or cause to be paid to Parent or its designee an amount equal to the Company Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time). For purposes of this Section 8.3(b)(i), all references to “15 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50 percent.”

(ii)    Company Board Recommendation Change. If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must, within two Business Days following such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time).

(iii)    Superior Proposal. If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must, concurrently with such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time).

(c)    Parent Payment. If this Agreement is validly terminated pursuant to Section 8.1(g) or Section 8.1(i), then Parent must, within two Business Days following such termination, pay or cause to be paid to the Company or its designee an amount equal to the Parent Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(c) (which Schedule may be updated by the Company from time to time).

(d)    Single Payment Only; Liquidated Damages. The Parties acknowledge and agree that in no event will the Company or Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The Parties acknowledge and agree that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement; (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee or the Parent Termination Fee is payable are uncertain and incapable of accurate calculation; and (iii) without these agreements, the Parties would not enter into this Agreement. Therefore, the Company Termination Fee or the Parent Termination Fee, as applicable, if, as and when required to be paid pursuant to this Section 8.3 will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate the Party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger.

(e)    Payments; Default. The Parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the Merger and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amounts due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.3(c) or any portion thereof, as applicable, then the non-paying party will pay or cause to be paid to the other party the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) of the other party in connection with such Legal Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate (as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made) plus five percent through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (collectively, “Enforcement Expenses”).

(f)    Sole and Exclusive Remedy.

(i)    For the Company Related Parties. If this Agreement is validly terminated pursuant to Section 8.1, the Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) (including, without duplication, the Company’s right to enforce the Guaranty with respect thereto and receive the Parent Termination Fee from Guarantor), the Reimbursement Obligations, the Enforcement Expenses and the Company’s right to specific performance pursuant to Section 9.10 will be the sole and exclusive remedies of the Company Related Parties against the Parent Related Parties in respect of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure. Upon payment of the Parent Termination Fee, the Enforcement Expenses and the Reimbursement Obligations, none of the Parent Related Parties will have any further liability or obligation to any of the Company Related Parties or any other Person relating to or arising out of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, or for any matters forming the basis of such termination, except that the Parties or their respective Affiliates (or both) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2, Section 8.3(a) and Section 8.3(e), as applicable. Notwithstanding the foregoing, this Section 8.3(f)(i) will not relieve Parent, Merger Sub or Guarantor from any liability for any (1) actual or intentional common law fraud or Willful Breach of this Agreement (which liability the Parties acknowledge and agree (i) may not be limited to reimbursement of expenses or out-of-pocket costs; and (ii) will be determined in the discretion of the Chosen Court); or (2) breaches of the Confidentiality Agreement, except, in each case, that under no circumstances will the collective monetary damages payable by the Parent Related Parties (including for any Willful Breach (but excluding, for the avoidance of doubt, for actual and intentional common law fraud)) under this Agreement (taking into account the payment of the Parent Termination Fee pursuant to this Agreement), the Guaranty or the Equity Commitment Letter exceed an amount, in the aggregate, equal to the amount of the Parent Termination Fee plus the Enforcement Expenses plus the Reimbursement Obligations (such aggregate amount, the “Parent Liability Limitation”). In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation (except for actual and intentional common law fraud) against the Parent Related Parties, and, other than with respect to actual and intentional common law fraud, in no event will the Company be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guaranty or the transactions contemplated by this Agreement or the Guaranty, the termination of this Agreement, the failure to consummate the Merger, or any claims or actions under applicable Law arising out of any such breach, termination or failure. Nothing in this Section 8.3(f)(i) will preclude any liability of the Financing Sources to the Company, Parent or Merger Sub under the definitive agreements relating to the Debt Financing or limit the Company, Parent or Merger Sub from seeking to recover any such damages or obtain equitable relief from or with respect to any Financing Source pursuant to the definitive agreements relating to the Debt Financing. Other than Guarantor’s obligations under the Guaranty and the Equity Commitment Letter and other than the obligations of Parent and Merger Sub to the extent expressly provided in this Agreement, in no event will any Parent Related Party or any other Person other than Guarantor, Parent and Merger Sub have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Merger.

(ii)    For the Parent Related Parties. If this Agreement is validly terminated pursuant to Section 8.1, Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 8.3(b), the Enforcement Expenses and Parent’s right to specific performance pursuant to Section 9.10 will be the sole and exclusive remedies of the Parent Related Parties against the Company Related Parties in respect of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, the termination of this Agreement, the failure to consummate the Merger, or any claims or actions under applicable Law arising out of any such breach, termination or failure. Upon payment of the Company Termination Fee and the Enforcement Expenses, none of the Company Related Parties will have any further liability or obligation to any of the Parent Related Parties or any other Person relating to or arising out of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, or for any matters forming the basis of such termination. Parent’s receipt of the Company Termination Fee (to the extent owed pursuant to Section 8.3(b)) will be the only monetary damages that any Parent Related Party may recover from the Company Related Parties in respect of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, the termination of this Agreement, or the failure to consummate the Merger, and upon payment of such amount, (A) none of the Company Related Parties will have any further liability or obligation to any Parent Related Party or any other Person relating to or arising out of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, or any matters forming the basis of such termination (except that the Parties or their respective Affiliates (or both) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2, Section 8.3(a) and Section 8.3(e), as applicable); and (B) no Parent Related Party or any other Person will be entitled to bring or maintain any Legal Proceeding against any Company Related Party arising out of this Agreement, the Transaction Documents or any matters forming the basis for such termination (except that the Parties or their respective Affiliates (or both) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2, Section 8.3(a) and Section 8.3(e), as applicable). Notwithstanding the foregoing, this Section 8.3(f)(ii) will not relieve the Company from any liability for any (1) actual and intentional common law fraud or Willful Breach of this Agreement (which liability the Parties acknowledge and agree (i) may not be limited to reimbursement of expenses or out-of-pocket costs; and (ii) will be determined in the discretion of the Chosen Court) or (2) any breaches of the Confidentiality Agreement, except, in each case, that under no circumstances will the collective monetary damages payable by the Company for breaches (including any Willful Breach (but excluding, for the avoidance of doubt, for actual and intentional common law fraud)) under this Agreement (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed an amount, in the aggregate, equal to the amount of the Company Termination Fee plus the Reimbursement Obligations (such aggregate amount, the “Company Liability Limitation”). In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation (except for actual and intentional common law fraud) against the Company Related Parties, and, other than with respect to actual and intentional common law fraud, in no event will Parent or Merger Sub be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger, or any claims or actions under applicable Law arising out of any such breach, termination or failure. Other than the obligations of the Company provided in this Agreement, no Company Related Party or any Person other than the Company has any liability for monetary damages to any Parent Related Party or any other Person relating to or arising out of this Agreement or the Merger.

(g)    Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in this Agreement, each Party acknowledges and agrees that the Parties will each be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.10(b), except that, although the Company, in its sole discretion, may determine its choice of remedies under this Agreement, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.10(b), under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive both specific performance of the type contemplated by Section 9.10(b) and any monetary damages.

ARTICLE IX

GENERAL PROVISIONS

9.1    Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2    Notices.

(a)    Addresses for Notice. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly delivered and received using one or a combination of the following methods: (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand or by fax; or (iv) on the date sent by email (except that notice given by email will not be effective unless either (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.2 or (B) the receiving Party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 9.2 (excluding “out of office” or other automated replies)). In each case, the intended recipient is set forth below:

if to Parent, Merger Sub or the Surviving Corporation to:

c/o Thoma Bravo, L.P.

600 Montgomery Street, 20th Floor

San Francisco, CA 91444

Attn:    S. Scott Crabill and Peter Stefanski

Email:  scrabill@thomabravo.com and pstefanski@thomabravo.com with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, IL 60654

Attn:    Theodore A. Peto, P.C. and Daniel A. Hoppe

Email:  theodore.peto@kirkland.com and dan.hoppe@kirkland.com if to the Company (prior to the Effective Time) to:

Medallia, Inc.

575 Market St Suite 1850

San Francisco, CA 94105

Attn:    Leslie J. Stretch and Roxanne M. Oulman

Email:  lstretch@medallia.com and roulman@medallia.com

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn:    Rezwan D. Pavri

  Martin W. Korman

  Douglas K. Schnell

Fax:    (650) 493-6811

Email: rpavri@wsgr.com

  mkorman@wsgr.com

  dschnell@wsgr.com

(b)    Additional Procedures. Rejection or other refusal to accept, or the inability to deliver because of changed address or other details of which no notice is given, will be deemed to be receipt of any notice pursuant to this Section 9.2 as of the date of rejection, refusal or inability to deliver. Any notice received by the addressee on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or any of the other details specified in or pursuant to this Section 9.2 through a notice given in accordance with this Section 9.2, except that notice of any such change will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3    Amendment. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that if the Company has received the Requisite Stockholder Approval, then no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without receiving such approval. Notwithstanding anything to the contrary in this Agreement, the provisions specifically relating to the Financing Sources set forth in Section 8.2(b), Section 8.3, Section 9.5, Section 9.8, Section 9.10(b), Section 9.12(b), Section 9.13, Section 9.16 and this Section 9.3 (or any other provision of this Agreement, the amendment, modification or alteration of which has the effect of modifying such provisions) may not be amended, modified or altered without the prior written consent of the Financing Sources party to the Debt Commitment Letter as of the date of this Agreement.

9.4    Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement by a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

9.5    Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Financing Source pursuant to the terms of the Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties (including Financing Sources) to the Financing Letters or Guarantor pursuant to the Guaranty; or (ii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock, Company Equity-Based Awards and Company Options pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations under this Agreement.

9.6    Confidentiality. Parent, Merger Sub and the Company acknowledge that Thoma Bravo, L.P. and the Company have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were the counterparty thereto.

9.7    Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to in this Agreement, including the Confidentiality Agreement, the Voting Agreements, the Company Disclosure Letter, the Guaranty and the Financing Letters, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the (i) Effective Time and (ii) date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated.

9.8    Third Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.8, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies under this Agreement, except (a) as set forth in or contemplated by Section 6.10; and (b) from and after the Effective Time, the rights of the holders of shares of Company Common Stock, Company Equity-Based Awards and Company Options to receive the merger consideration set forth in Article II. The provisions of Section 8.2(b), Section 8.3, Section 9.3, Section 9.5, Section 9.10(b), Section 9.12(b), Section 9.13, Section 9.16 and this Section 9.8 will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third-party beneficiaries thereof (it being understood and agreed that Section 8.3, Section 9.3, Section 9.5, Section 9.12(b), Section 9.13 and this Section 9.8 will be enforceable by the Financing Sources and their respective successors and assigns). The provisions of Section 8.3(f) will inure to the benefit of the Company Related Parties and the Parent Related Parties, each whom are intended to be third-party beneficiaries thereof.

9.9    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10    Remedies.

(a)    Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Notwithstanding anything to the contrary in any Transaction Document or otherwise, although the Company may, subject in all respects to Section 8.2, Section 8.3, this Section 9.10 and Section 9.16 (and, in each case, the limitations set forth herein or therein), pursue both (i) a grant of specific performance, and (ii) payment of monetary damages pursuant to Section 8.2(b) or the Parent Termination Fee, if, as and when required pursuant to Section 8.3(c), under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive (A) both a grant of specific performance or other equitable relief to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) and the occurrence of the Closing, on the one hand, and (1) payment of any monetary damages (including any monetary damages in lieu of specific performance) whatsoever or (2) payment of any of the Parent Termination Fee and the amounts, if any, as and when due, pursuant to Section 8.3(f)(i) or the Reimbursement Obligations, on the other hand; or (B) both payment of any monetary damages (including any monetary damages in lieu of specific performance) whatsoever, on the one hand, and payment of any of the Parent Termination Fee and the amounts, if any, as and when due, pursuant to Section 8.3(f)(i) or the Reimbursement Obligations, on the other hand.

(b)    Specific Performance.

(i)    Irreparable Damage. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions that are required of it by this Agreement in order to consummate the Merger) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms of this Agreement (including specific performance or other equitable relief to cause Parent to perform any obligations required of it to enforce its rights under the Equity Commitment Letter); (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii)    Specific Performance in Respect of the Financing. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, and subject in all respects to this Section 9.10(b)(ii), Parent acknowledges and agrees that it has an obligation under this Agreement to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, and that such obligation of Parent, and the right of the Company to specific performance in connection with enforcing such obligation of Parent (whether under this Agreement or the Equity Commitment Letter), and the obligation of Parent to consummate the Merger, will be subject only to the requirements that (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived; (B) the Debt Financing has been funded or is reasonably expected to be funded in full at the Closing if the Equity Financing is funded at the Closing; and (C) the Company has irrevocably confirmed in a written notice to Parent that if the Equity Financing and Debt Financing are funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur. For the avoidance of doubt, in no event shall the Company be entitled to a remedy of specific performance or other equitable remedies directly against any Financing Source.

(iii)    No Objections; Cooperation. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it will use reasonable best efforts to cooperate with the other Parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to attempt to fully resolve any dispute between the Parties prior to the Termination Date.

9.11    Governing Law. This Agreement is governed by and construed in accordance with the Laws of the State of Delaware.

9.12    Consent to Jurisdiction.

(a)    General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger and the Guaranty, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, but nothing in this Section 9.12 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of this Agreement, the Guaranty or the Merger; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Guaranty or the Merger will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Guaranty or the Merger in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)    Jurisdiction for Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties acknowledges and irrevocably agrees (i) that, subject to Section 9.16, any Legal Proceeding, whether at law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Merger, the Debt Financing, the Debt Commitment Letters, or the performance of services thereunder will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in the Debt Commitment Letters will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed by, construed and enforced in accordance with the Laws of the State of New York. Notwithstanding anything to the contrary in this Agreement, (A) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred; (B) the determination of the accuracy of any Acquisition Agreement Representations (as defined in the Financing Letter) and whether as a result of any inaccuracy thereof Parent, Merger Sub or their respective Affiliates has the right to terminate its obligations under this Agreement, or to decline to consummate the Merger; and (C) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement will, in each case, be governed and construed in accordance with the Laws of the State of Delaware.

9.13    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTY, THE FINANCING LETTERS OR THE FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING OR AGAINST THE FINANCING SOURCES). EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14    Counterparts. This Agreement and any amendments to this Agreement may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or through an electronic signature service (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version delivered in person. No Party may raise the use of Electronic Delivery to deliver a signature, or the fact that any signature, agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense.

9.15    No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

9.16    Non-recourse. Each Party agrees, on behalf of itself and its Related Parties, that all Legal Proceedings (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the Transaction Documents or the Merger (including the Financing); (b) the negotiation, execution or performance of this Agreement or any of the Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Transaction Documents); (c) any breach or violation of this Agreement or any of the Transaction Documents; or (d) any failure of the Merger to be consummated, in each case, may be made only (A) against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Transaction Documents, Persons expressly identified as parties to such Transaction Documents; and (B) in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable. Notwithstanding anything in this Agreement or any of the Transaction Documents to the contrary, each Party agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any of the Transaction Documents or in connection with the Merger will be sought or had against any other Person, including any Related Party, and no other Person, including any Related Party, will have any liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the clauses (a) through (d), it being acknowledged and agreed that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the clauses (a) through (d), in each case, except for claims that the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in Section 8.2(b), Section 8.3(f), Section 9.10(b) and this Section 9.16): (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement; (ii) against Guarantor under, if, as and when required pursuant to the terms and conditions of the Guaranty; (iii) against the equity providers for specific performance of their obligation to fund their committed portions of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of, Section 6 of the Equity Commitment Letter; or (iv) against the Company, Parent and Merger Sub solely in accordance with, and pursuant to the terms and conditions of, this Agreement.

[Signature page follows.]

The Parties are signing this Agreement on the date stated in the introductory clause.

PROJECT METAL PARENT, LLC

By:	/s/ S. Scott Crabill
Name: S. Scott Crabill
Title: President

PROJECT METAL MERGER SUB, INC.

By:	/s/ S. Scott Crabill
Name: S. Scott Crabill
Title: President

MEDALLIA, INC.

By:	/s/ Leslie Stretch
Name: Leslie Stretch
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]